NORTHWEST AIRLINES®

02030921

ARS
P.E. 12/31/01

RECD S.E.C.
APR 12 2002
071

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Annual
REPORT 2001

NORTHWEST AIRLINES

is the world's fourth largest airline with domestic hubs in Detroit, Minneapolis/St. Paul and Memphis, an Asian hub in Tokyo and a European hub in Amsterdam. Northwest Airlines and its alliance partners, including Continental Airlines and KLM Royal Dutch Airlines, offer customers a global airline network serving 750 cities in 120 countries on six continents.

TABLE OF CONTENTS

To Our Shareholders .... pages 2-5

Run a Great Airline .... pages 6-9

Secure Our Future .... pages 10-13

Put Customers First .... pages 14-15

Build Our Network .... pages 16-17

Focus on People .... pages 18-19

Board of Directors .... pages 20-21

Vision and Mission .... page 22

Financial Report .... page 23

Stockholders' Information .... page 70

Route Maps .... back cover

CONDENSED
FINANCIAL HIGHLIGHTS

Northwest Airlines Corporation	Year Ended December 31		
(Dollars in millions, except per share data)	2001	2000	Percent Change
FINANCIALS			
Operating Revenues	$ 9,905	$11,240	(11.9)
Operating Expenses	10,773	10,671	1.0
Operating Income (Loss)	$ (868)	$ 569	(252.5)
Operating Margin	(8.8)%	5.1%	(13.9) pts.
Net Income (Loss)	$ (423)	$ 256	(265.2)
Earnings (Loss) Per Common Share:			
Basic	$ (5.03)	$ 3.09	
Diluted	$ (5.03)	$ 2.77	
Number of Common Shares Outstanding (millions)	85.3	85.1	
OPERATING STATISTICS			
Scheduled Service:			
Available Seat Miles (ASM) (millions)	98,356	103,356	(4.8)
Revenue Passenger Miles (RPM) (millions)	73,126	79,128	(7.6)
Passenger Load Factor	74.3%	76.6%	(2.3) pts.
Revenue Passengers (millions)	54.1	58.7	(7.8)
Revenue Yield Per Passenger Mile	11.24 ¢	12.04 ¢	(6.6)
Passenger Revenue Per Scheduled ASM	8.36 ¢	9.21 ¢	(9.2)
Cargo Ton Miles (millions)	2,161	2,502	(13.6)
Operating Revenue Per Total ASM (RASM)	9.17 ¢	10.01 ¢	(8.4)
Operating Expense Per Total ASM (CASM)	9.78 ¢	9.33 ¢	4.8


LEADERSHIP
confidence
STRATEGY

Gary Wilson in one of the four WorldClubs at the new Northwest WorldGateway in Detroit.

A MESSAGE FROM THE CHAIRMAN

With the tragedies of September 11 and industry losses of $7.3 billion, 2001 was the most difficult year ever experienced by U.S. airlines. The year tested us, individually and corporately, in ways that we had never been tested. As we conclude the year, however, our confidence in the future of Northwest Airlines is strong. This is based on the performance of our new leaders and the consistent strategy we all followed, which led us through the tests of 2001.

LEADERSHIP

Early in the year, the Northwest Board of Directors elected Richard Anderson chief executive officer and Doug Steenland president – both veteran Northwest executives, ready for their new roles. Over the past few years, Richard and Doug had re-established Northwest's leading reliability, guided our efforts to build new facilities, created global alliances and improved labor relations after several contentious years.

No one could have predicted in February just how critical their leadership would be. Richard and Doug acted quickly when economic conditions began to deteriorate in the spring and summer. Cost savings before and after September 11 combined for an annualized expense reduction of $1.7 billion. Our financial management enabled Northwest to end the year with more cash than competitors nearly twice our size.

STRATEGY

Immediately after assuming their new positions, Richard and Doug introduced the Checklist for the Future, a clear declaration and affirmation of our proven strategies for growth. The five Checklist items are detailed in this annual report.

As air travel builds in 2002 we are confident that our tested and proven leaders and our strategy will guide Northwest Airlines to a successful and secure recovery.

Gary L. Wilson

GARY L. WILSON, *Chairman of the Board*

TO OUR SHAREHOLDERS

Everyone at Northwest Airlines breathed easier when Flight 22, a Boeing 747 from Tokyo's Narita Airport, landed in Honolulu at 2:13 p.m. It was Tuesday, September 11, 2001. The arrival signified that all our aircraft were safely on the ground.

More than six hours earlier we had learned of the terrorist attacks on the United States. We had immediately directed all flights to land at the nearest suitable airport, even before the order came from the Federal Aviation Administration to ground all U.S. aircraft. After Flight 22 landed, we gathered our key leaders to assess the situation and plan immediate tactics.

It was more than one of the most tragic days in the history of the country and the airline industry. In some ways, the day also represented the cycles of 2001 – a succession of critical challenges, followed by quick analysis, tough decision-making, and action. In facing the challenges of 2001, we stayed true to our core business strategy, the Checklist for the Future: *Run a Great Airline, Secure Our Future, Put Customers First, Build Our Network,* and *Focus on People.*

CHECKLIST PROVIDES CONSISTENT DIRECTION

The five elements of the Checklist helped us to navigate with agility and deliver impressive performance in the face of significant challenges.

The year started optimistically with January financial performance tracking with our budget, which called for a robust profit. After our new leadership team was named in February, we rolled out the Checklist for the Future – clearly defining our strategy. We personally met with tens of thousands of our employees around the world to communicate the Checklist.

In February, we encountered the first of the year's challenges – signs of the recession that started in March. That month, we immediately implemented revenue initiatives and cost reductions totaling more than $200 million, the first of many actions to maintain our position as one of the lowest cost producers among network airlines.

In May, Northwest's mechanics, cleaners and custodians ratified a new four-year contract. With this contract complete, we now had multi-year agreements with all our union-represented employees. Throughout the year we focused on communicating openly and honestly with all employees, providing the training and equipment required to do their jobs, and recognizing our employees as the essential element in providing excellent customer service.

Unfortunately, May 2001 also saw an even more precipitous drop in airline bookings. Because of the weak economy, domestic unit revenue for U.S. carriers decreased 11.8 percent from May 2000, the largest decline in 20 years.

In response, we adjusted capacity during the summer, changed fleet plans and further reduced staffing. These measures resulted in a $135 million incremental financial improvement. By adjusting capacity to reflect the new demand levels, we preserved Northwest's historic high load factor advantage and continued to outpace the industry in unit revenue performance.

We thought at the time that we had reached equilibrium, matching expenses with anticipated revenue. We were expecting to post a net profit for the third quarter. Then came September 11, the most significant challenge ever experienced in our industry.

CHALLENGES FROM SEPTEMBER 11

The first challenge was to ensure the safety of our passengers and crews. We immediately instructed all aircraft on the ground not to depart and in the first hour of the crisis, landed 141 flights that were in the air. After the safe landing of Flight 22 we began a recovery plan to transport more than 9,000 stranded customers to their final destinations, and to reposition our aircraft and personnel for a resumption of service. None of us knew when that might occur.

Each day that passed meant tens of millions of dollars in losses. But as an industry, our resolve was firm – we would not operate our aircraft until we could do it safely. On Friday, September 14, we resumed service when Northwest Flight 152 departed from Seattle at 12:58 a.m. and arrived in Minneapolis/St. Paul at 6:20 a.m. Shutting down and starting up our airline was no easy task, but Northwest's strong operational culture allowed our employees to accomplish it successfully.

The second challenge was to recognize the massive economic consequence of grounding Northwest and the nation's airlines. Our conservative philosophy of maintaining access to high levels of liquidity was critical at this juncture, as we were able to draw down our lines of credit to ensure a sufficient cash position.

However, collectively, the airline industry – which contributes, directly or indirectly, more than 10 percent of the U.S. gross domestic product – forecast a 60 percent revenue decline in September. Northwest and other airlines quickly advised Congress of the magnitude of the expected losses. In response, the U.S. government authorized an immediate $5 billion grant program and $10 billion in loan guarantees to support the industry. Northwest's share of the grant program was $461 million.

The third challenge was to resize our operation consistent with the reduced demand from the September 11 events. Northwest cut capacity by nearly 20 percent for the remainder of the year. We also reduced employment by 10,000 positions.

The fourth and continuing challenge is to ensure safe operations, while providing an airport experience that encourages the growth of travel. We have implemented new security measures as well as enhanced airport convenience. These include increased airport security checkpoint capacity and the reservation of certain security lanes for premium value customers. We also have employed advanced luggage-handling technology to implement positive bag-match for all domestic checked luggage without adding to the required airport arrival time.

Since February 17, airport security has become the responsibility of the Transportation Security Administration of the U.S. Department of Transportation (DOT). Northwest and all airlines will need to monitor DOT performance to ensure that customer convenience is preserved and security costs – for both airlines and passengers – are reasonable.



YEAR END POSITION

Despite the unprecedented events of 2001, Northwest ended the year ahead of the industry on several key measures, and fortified with powerful strategic assets.

We suffered a net loss of $423 million in 2001, on pretax operating losses of $670 million, but finished the year in a better financial position than most industry competitors. Our five-year net margin was better than all but one of our major network competitors. Our unit revenues continued to outperform the industry, reaching a more than 10 percent revenue premium to the industry average in the fourth quarter. Unit costs were the second lowest among all other U.S. network carriers. We also maintained cash reserves at the highest relative levels in the industry, totaling $2.6 billion at year's end.

We strengthened our industry cost advantage with the consistent reliability of our operations. In 2001, our operating performance ranked among the top three U.S. network carriers in all four customer satisfaction measures of the DOT – on-time arrivals, luggage handling, fewest consumer complaints, and fewest denied boardings. We also were the on-time leader across the Atlantic and Pacific.

Regarding asset investments, we are completing major improvements at all our hubs, the most dramatic being the new Northwest WorldGateway in Detroit, which opened in February 2002.


PERFORMANCE
Agility
DIRECTION
Richard Anderson and Doug Steenland at the new Northwest WorldGateway in Detroit.

We are also increasing our U.S. to Asia dominance by further developing our Tokyo hub.

Our fleet strategy selects aircraft that are best suited to our markets, with the lowest operating and ownership costs. This strategy resulted in lower fleet capital cost and greater flexibility, which will allow us to continue to upgrade our fleet. Sixty-one new generation aircraft, including 23 regional jets, will be delivered in 2002. All firm aircraft deliveries through 2005 are either pre-financed or supported by manufacturer financing commitments.

We continue to build our highly integrated strategic alliance with KLM Royal Dutch Airlines. Our Continental Airlines alliance significantly increases our domestic presence and increases our market share. We are also developing new alliance partners, which help to build our network.

LOOKING AHEAD

When the industry recovers, we believe Northwest will be among the first airlines to return to profitability. This confidence is based on the many factors we have discussed: a clear and proven strategy, financial and operating performance that lead the industry, strong liquidity and a combination of assets that position us for long-term growth. The greatest of these assets is our 45,000 employees around the world who make this airline work. Thirteen of them – all President's Award winners – are featured in this annual report.

In 2002, we celebrate the enduring nature of Northwest Airlines – our 75th year of passenger service. In an industry where global events and the economy regularly reshape the competitive landscape, this long history provides the foundation for our confidence. Thank you for your interest and support.

GARY L. WILSON
Chairman of the Board

RICHARD H. ANDERSON
Chief Executive Officer

DOUGLAS M. STEENLAND
President


RUN A
Great
AIRLINE
#2
Northwest
US Airways
Continental
American/TWA
Delta
United
ON-TIME ARRIVALS
#3
US Airways
Continental
American/TWA
Delta
United
LUGGAGE HANDLING
#2
US Airways
Continental
American/TWA
Delta
United
FEWEST COMPLAINTS



RUN A GREAT AIRLINE

CONSISTENT PERFORMANCE

Throughout 2001, Northwest Airlines employees stayed focused on providing safe, clean, on-time air transportation and dependable luggage service, coupled with the courtesy that our customers expect.

Northwest was again one of the leading carriers in on-time performance, fewest consumer complaints, lowest levels of mis-handled luggage and least involuntary denied boardings. Combined service quality rankings demonstrate that Northwest was again an industry leader in 2001 – ranking in the top three U.S. network airlines for each component of the Department of Transportation's (DOT) Air Travel Consumer Report. We were also the leading on-time international airline for trans-Atlantic and trans-Pacific flights.

EFFICIENT AIRPORT PROCESSES AND FACILITIES

In addition to the immediate implementation of the new security initiatives mandated by the Federal Aviation Administration following September 11, we also worked to add more efficiency and convenience to the travel experience.

We quickly increased airport security checkpoint capacity at our three domestic hubs and at seven other major Northwest gateway airports. Nineteen new security checkpoints were in place by the end of 2001, with plans to add 11 more. This increase enabled us to reserve some security lanes for our most valued customers – those traveling World Business Class℠, domestic First Class and for Platinum or Gold members of the WorldPerks® frequent flyer program.

PRESIDENT'S AWARD



JOHNNIE HALL *Lead Cleaner, Memphis*

Johnnie's energy, skill and reliability through 22 years with Northwest have helped the Memphis hub dispatch clean aircraft. Johnnie volunteered to work the third shift and lead newer cleaning crews. His commitment and leadership led to a 200 percent improvement for aircraft cleaners on the third shift. A talented portrait and landscape artist, Johnnie will soon have his paintings displayed in a local gallery.

Northwest's three domestic hubs in Detroit, Minneapolis/St. Paul and Memphis achieved higher combined rankings for on-time arrivals in 2001 than the domestic hubs of any other network airline.

The capacity of the Northwest World-Gateway in Detroit has increased 31 percent with the addition of a fourth parallel runway in December. The simultaneous landings and takeoffs permitted by this new runway, coupled with the dual taxiways at the new terminal facility, will enable Northwest's largest hub to provide superior operating reliability.

COMMITMENT TO SAFETY AND SECURITY

Our expertise in providing safe and secure service was tested like no other time in our history after September 11. Northwest was the first airline to complete modifications to enhance flight deck door security on its entire operating passenger fleet. We finished these modifications in just 17 days.

Richard Anderson, CEO, was a member of the DOT's Rapid Response Team on Airport Security, which quickly addressed security issues at all U.S. airports. Anderson frequently serves as an industry representative on the subject of aircraft and airport security.

We have also improved the application of technology to enhance security. For example, Northwest has invested heavily in the past few years on advanced luggage-handling technology. Therefore, we were well prepared to implement positive bag match for all luggage on domestic flights, without lengthening the amount of time travelers need to spend at the airport.

Most importantly, the professional experience and constant vigilance of our mechanics, airport employees, pilots and flight attendants is the foundation of our safety culture at Northwest Airlines.

NWA CARGO ENHANCES RELIABILITY

Northwest is the leading U.S. passenger airline providing worldwide air cargo service, utilizing a fleet of 12 Boeing 747 air cargo freighters and additional capacity in its passenger fleet.

The focus for 2002 will be to increase freighter reliability, which achieved all-time highs in 2001. This focus will be maintained even as we implement the latest security procedures available.

PRESIDENT'S AWARD



JEFFREY JACOBSON *Project Engineer – Interiors, Minneapolis/St. Paul*

In his 17 years with Northwest, Jeff has impacted customers in two fundamental ways – their security and comfort. After September 11, Jeff designed the reinforcements for cockpit doors on Boeing 747s while assisting with the same for DC-10 aircraft. He also was pivotal to the success and timely completion of most interior enhancements, including the airline's World Business Class aircraft interiors.



PETE SHEAFFER *Customer Service Agent, Minneapolis/St. Paul*

Whether Pete is showing a passenger to the correct lobby check-in line, making announcements or checking in a family at the ticket counter, it's done with a professional, pleasant demeanor. A 22-year veteran, in 2001 Pete performed CPR and resuscitated a passenger who suffered a heart attack and was not breathing. Paramedics credited Pete with saving the passenger's life.



Richard Anderson frequently addresses industry groups on aircraft and airport security.


D E P A R T U R E S
TIME
GATE
FLIGHT
TAMPA, FL
TOKYO-NARITA, JAPAN

FOCUS ON SERVICE QUALITY

We understand that safe, on-time service is a basic expectation of our customers. Running a great airline for Northwest also includes a focus on service that is convenient, hassle-free and courteous.

Whether in our WorldPerks Service Center, our reservations sales centers, at our airports or on board our aircraft, our employees have the authority and duty to respond to customer needs on the spot.

Our improved customer satisfaction rankings in 2001 were also the result of prompt, appropriate service recovery when, despite our best efforts, we did not meet customer expectations. For example, during the final four months of 2001, our customer relations staff maintained a remarkable record of initiating a response within the same business day for each request received via the airline's Web site, www.nwa.com®.

PRESIDENT'S AWARD



Sidney Olson *Customer Service Supervisor – NWA Cargo, Minneapolis/St. Paul*

Sid has been the consummate teacher in his 35 years with Northwest – always sharing knowledge and teaching others how to resolve issues for the benefit of customers. In 2001, he was handpicked to lead the testing of Cardinal+, the updated Cargo booking system. Sid is a personal history aficionado who has traced his Norwegian lineage to the late 1400s.



Annette Runciman *Reservations Sales Agent, Los Angeles*

Annette, with Northwest for 33 years, has improved the company's competitive position through her knowledge of complex sales programs. In a year when airline bookings were under great pressure, her efforts helped Northwest exceed its revenue goals for airline ticket wholesalers. Annette and her husband spend most weekends riding motorcycles as part of a local club, which raises funds for area organizations.


Gates A19 to A78
Concourses B and C
Terminal
A20
A19

NORTHWEST AIRLINES

WORLDGATEWAY

The new Northwest WorldGateway in Detroit is the premier U.S. airport. Beyond efficiency, the new airport terminal also offers superior convenience and comfort.

SECURE OUR Future



SECURE OUR FUTURE

FINANCIAL STABILITY

A key to securing our future is to retain the industry unit revenue and unit cost advantage that Northwest Airlines achieved in 2001, and to continue to invest in our long-term strategic assets. Our unit revenue advantage was approximately 10 percent above the industry average in the fourth quarter of 2001.

Aggressive cost controls will lead to further unit cost advantages. We established a $100 million cost savings initiative in September that will be continued throughout 2002, supporting savings that are in addition to those related to reduced flying. By early in 2002, the initiative had already reached $58 million in cost savings.

Northwest ended 2001 with capacity that was down about 16 percent from 2000 levels. In 2002, we will add capacity conservatively when it is clear that it will improve our financial position.

STRATEGIC INVESTMENTS

Northwest is the only U.S. airline with new construction of runway and terminal facilities at all of its hubs. The opening of the Northwest WorldGateway in Detroit and the completion of a fourth parallel runway there, are significant milestones in the largest hub renewal effort in the airline's history. This commitment will continue.

Our new $1.2 billion Detroit terminal facility raises the standard for terminals worldwide and offers passengers unprecedented conveniences. It is the largest combined domestic and international hub facility in the United States.

PRESIDENT'S AWARD



KEITH SUBSTAD *Manager – Revenue Analysis and Development, Minneapolis/St. Paul*

Keith, a 17-year employee, was a leader in developing the successful yield management system that is a key element of Northwest's strong revenue performance versus the industry. Keith designed several booking control and traffic selection computer models that earn $900 million annually. Keith is also a leader in his church community, where he is a Sunday school teacher.



Northwest is now the only carrier with integrated international arrivals and domestic departures in the same building, at all three domestic hubs.

The new Detroit terminal facility provides ample capacity for growth with 97 gates, enhanced comfort with four WorldClubs, and quick connections with the assistance of the Express Tram and 1.5 miles of extra-wide moving walkways. Because of the terminal's state-of-the-art features, and Detroit's geographic location, we are confident that the WorldGateway will be the connecting hub of choice for both domestic destinations and for trans-Pacific and trans-Atlantic international flights.

Further expansions at our hub in Minneapolis/St. Paul are almost complete. Concourses A and B, serving Airlink carriers, plus six more jet gates on the east end of Concourse C, will open in June. An automated people mover will begin serving this extended concourse this summer and more improvements will be finished by the end of 2002.

The Minneapolis/St. Paul improvements will add nine additional Northwest gates and 30 new Northwest Airlink gates, which are all equipped with jet bridges. A 2001 survey by the International Air Transport Association rated Minneapolis/St. Paul the top hub in the U.S. for international connections. Construction of the airport's fourth runway is projected to be complete in 2004.

Northwest's hub in Memphis continues to benefit from a new 13,000-foot runway that opened in 2000, along with 15 new Northwest gates and a new WorldClub.

The airline's international hubs in Tokyo and Amsterdam are also undergoing significant improvements. Northwest will utilize a new second runway at Tokyo's Narita International Airport to strengthen its hub services with intra-Asia flights using Airbus A320 aircraft.

In Amsterdam, the anticipated opening of a fifth runway in 2003 will further increase the efficiency of Northwest's trans-Atlantic service, in conjunction with alliance partner KLM Royal Dutch Airlines.

PRESIDENT'S AWARD



HIROYUKI SONOBE *Customer Service Supervisor, Tokyo's Narita International Airport*

Since 1985, Hiroyuki has contributed to the operational success of Northwest's Japan and Asia service. His efforts helped score 97.8 percent in a recent aircraft cleanliness audit. Hiroyuki has reduced the cost of supplies by tens of thousands of dollars and has improved customer satisfaction through his careful coordination and work with suppliers. Hiroyuki also manages the local customer service baseball team.



RALPH EDGAR *Technician, Minneapolis/St. Paul*

Ralph is a dedicated leader in the maintenance of Boeing 747 radios and other electrical systems. In his 25 years at Northwest, his proficiency has been critical to the success of many projects. His fellow employees often rely on his years of experience saying, "Let's RBR it," meaning "Let's run it by Ralph."


AIRLINE
FLIGHT NO
NW
TO
EW YORK

Northwest is working to triple its passenger handling space at Tokyo's Narita Airport.


NORTHWEST

NEW GENERATION AIRCRAFT

Northwest received 43 new aircraft in 2001 and will take delivery of 61 aircraft in 2002. Our new deliveries are either replacements for less efficient aircraft or growth aircraft and will provide favorable economics immediately upon their entry into service. Two 2002 deliveries will be Boeing 747-400s, used in our trans-Pacific service.

The new Boeing 757-300 will begin arriving in 2002 and will replace the less efficient DC10-40s now used on domestic routes. We will take delivery of seven of the 223-seat aircraft in 2002.

Thirteen Airbus A319s joined the fleet in 2001 and 24 more will be added in 2002. The A319 has become the most reliable aircraft in the Northwest fleet.

Finally, the fleet plan includes four new Airbus A320s in 2001 and two being delivered in 2002. The A320s and the A319s are now being employed on many of Northwest's longer domestic routes.

PRESIDENT'S AWARD



GLEN FINK *Captain and Instructor Pilot, Detroit*

As an instructor pilot, Glen has helped certify more than 750 Northwest pilots. The success of his students is a personal challenge and he often helps them in his personal time. He consistently receives the highest marks on student critiques. Glen, a 16-year Northwest veteran, manages a ranch for 60 disadvantaged children between the ages of 5 and 12.



KAREN GROTH *Flight Attendant, Minneapolis/St. Paul*

Karen says she still loves her job after 36 years. She is a leader in many ways beyond her titles as inflight supervisor and purser. She knows how to make customers feel special. With her husband, she owns and operates a turn-of-the-century, Colonial Revival bed and breakfast in Winona, Minn., where she serves the authentic English teas she purchases during trips to London.



Enter Through
Security

CUSTOMER CONVENIENCE

Northwest's people and its industry-leading Customers First service plan delivered clear, concise communications about flight status that eased check-in and improved the boarding process in 2001.

PUT Customers FIRST


nwa.com Check-In
Save time with nwa.com Check-In!
It's this easy...
Flight Check-In

PUT CUSTOMERS FIRST

NWA.COM CHECK-IN

Northwest is the first major network carrier to offer Internet check-in. By the end of the 2001 holiday travel period, more than one million Northwest customers had used the airline's award-winning Web site, nwa.com, to check in for their flights.

The service is available to all customers flying on E-Tickets™ within the U.S. and allows travelers to print their own boarding passes, change flights and select their seat assignments. Elite members of Northwest's WorldPerks frequent flyer program also can obtain upgrades to First Class by clicking the Flight Check-In link on the nwa.com home page.

Northwest customers now also enjoy the convenience of E-Tickets even when their itineraries include travel on multiple carriers. We are leading the development of e-ticketing capabilities with other carriers and, with alliance partner Continental Airlines, operate the industry's largest interline e-ticket network.

WORLDPERKS PROGRAM ENHANCED

Northwest's industry-leading WorldPerks free travel program is constantly being improved to better reflect customer travel patterns. In 2001, we eliminated blackout dates for WorldPerks award travel, added new program options and provided greater recognition for customer loyalty.

One new program includes the option to purchase up to 7,500 WorldPerks miles per year on nwa.com. Purchased miles may be used to top off individual accounts or may be transferred to other WorldPerks members as gifts.

PRESIDENT'S AWARD



JOSEPH KELLY *Consultant – Information Services, Minneapolis/St. Paul*

With Northwest for 13 years, Joe is known for keeping nwa.com open 24 hours a day. After September 11, Web traffic increased almost three-fold. While other major carriers' Web sites were unavailable for a time, Joe immediately led efforts to bolster nwa.com's capacity to ensure continuous status updates for Northwest customers. A committed recreational runner, Joe completed his first triathlon last year.



BUILD OUR Network

GLOBAL SERVICE

An elliptical water feature at Detroit's WorldGateway launches choreographed streams of water, representing today's unified world made accessible by global air travel routes.


KLM







BUILD OUR NETWORK

HUBS AND ALLIANCES

Northwest Airlines built on the strength of its domestic hubs in 2001 with 14 new routes including three new domestic destinations. We also provided new service through our 28 alliance partners. We now connect almost 6 million passengers annually through seven of our partners, including KLM Royal Dutch Airlines, Continental Airlines, Alaska Airlines, Hawaiian Airlines, America West Airlines, Air China and Japan Air System.

With KLM, we launched service between our hub in Amsterdam and Miami – our 23rd route operated as a joint venture. The KLM trans-Atlantic alliance is a $2 billion joint venture. The network has more than doubled since 1989, and it has benefited from anti-trust immunity since 1993.

The Northwest alliance with Continental Airlines significantly increases our domestic presence and our ability to compete.

The combination of Northwest and Continental is the market share leader in three of the six air travel regions in the U.S. and ranks in the top three in the remaining regions.

In addition to the alliance with Japan Air System and Air China, the link with Malaysia Airways provides Northwest with even broader coverage of the Pacific region.

Northwest Airlines Cargo added a new alliance partner in 2001. DHL Worldwide Express, the world's largest express company, uses Northwest freighter capacity to connect its U.S. hub in Cincinnati with 10 cities in Asia. Meanwhile, the existing cargo alliance with Japan Airlines continues to grow.

PRESIDENT'S AWARD



YVONNE ANG *WorldPerks Marketing Specialist, Hong Kong*

Yvonne, who marks her 10th year of service in 2002, oversaw the Asian introduction of a new WorldPerks Program database, training the staff and making sure the system worked to benefit Northwest's 3 million WorldPerks members in Asia. She has also displayed remarkable caring and sensitivity in handling other critical issues with employees and the community.



Focus

on People

EVERYDAY HEROES

The company's leading 2001 operating performance is the result of the determination and professionalism of Northwest employees, the best in the industry. These are the everyday heroes who will ensure our return to profitability and financial security.

FOCUS ON PEOPLE

THE BEST PEOPLE

Northwest's 2001 system load factor of 74.3 percent was the best among the nine largest U.S. major airlines. That achievement is a demonstration of the collective effort of 45,000 people, working together to provide safe, secure, courteous and efficient service during challenging and uncertain times.

The completed agreement with mechanics, cleaners and custodians in May began a new era of labor accord at Northwest. It meant that our employees could focus all of their efforts on providing even better service to our customers. We increased communications with labor leadership in 2001 as we encountered the industry's challenges.

Beyond the trauma of September 11 for the families directly involved, Northwest's difficulty was felt most by our employees, with more than 10,000 men and women no longer employed at Northwest. We are working to restore those jobs as the economy and industry continue to recover.

AIRCARES FOCUS

Northwest employees devoted themselves to extraordinary community volunteer efforts in 2001, including Habitat for Humanity, Special Olympics International and Toys for Tots, to name a few. Northwest's KidCares℠ medical travel program provided travel for many severely ill children to obtain the urgent medical attention they needed. During 2001 Northwest and its generous WorldPerks® customers supported the following organizations as quarterly AirCares® partners: Special Olympics International, Children's Cancer Research Fund, American Cancer Society and The American Red Cross.

To learn more about Northwest's AirCares charitable assistance program, see the About Northwest section at nwa.com.

PRESIDENT'S AWARD



ANDREA FLYNN *Manager – Cruise, Ski and Leisure Programs, Miami*

Andrea is considered by many to be the best sales rep in the business. In 10 years, she has worked to advance the value of Northwest's brand by building strong relationships with the leaders of cruise lines. Andrea consistently exceeds her annual revenue objectives, growing revenue by more than 250 percent since 1992. As president of a local sales and marketing group, she leads fundraising efforts for local charities.

Board

OF DIRECTORS



GARY L. WILSON
Chairman
Northwest Airlines Corporation



RICHARD H. ANDERSON
Chief Executive Officer



DOUGLAS M. STEENLAND
President



RAY W. BENNING, JR.
Director, Airline Division
International Brotherhood of Teamsters



ALFRED A. CHECCHI
Member, Board of Directors
Northwest Airlines Corporation



DORIS KEARNS GOODWIN
Historian & Author



DENNIS F. HIGHTOWER
Retired Business Executive



GEORGE J. KOURPIAS
Retired International President
International Association of Mechanics & Aerospace Workers



WALTER F. MONDALE
Partner
Dorsey & Whitney LLP



V.A. RAVINDRAN
Chairman & President
Paracor Company, Inc.



MICHAEL G. RISTOW
Captain
Northwest Airlines, Inc.



LEO M. VAN WIJK
President & Chief Executive Officer
KLM Royal Dutch Airlines



RICHARD C. BLUM
Chairman
Richard C. Blum & Associates, Inc.



FREDERIC V. MALEK
Chairman
Thayer Capital Partners

DIRECTORS EMERITUS

THOMAS L. KEMPNER
Chairman & Chief Executive Officer
Loeb Partners Corporation

MELVIN R. LAIRD
Consultant
The Readers Digest Association, Inc.

SENIOR OFFICERS

RICHARD H. ANDERSON
Chief Executive Officer

DOUGLAS M. STEENLAND
President

MICKEY P. FORET
Executive Vice President and Chief Financial Officer
Chairman and Chief Executive Officer,
Northwest Airlines Cargo Inc.

J. TIMOTHY GRIFFIN
Executive Vice President - Marketing and Distribution

PHILIP C. HAAN
Executive Vice President - International, Sales and Information Services

MICHAEL J. BECKER
Senior Vice President - Human Resources

DOUGLAS C. BIRDSALL
Senior Vice President - Alliances

ROBERT A. BRODIN
Senior Vice President - Labor Relations

MARY CARROLL LINDER
Senior Vice President - Corporate and Brand Communications

DANIEL B. MATTHEWS
Senior Vice President and Treasurer

DIRK C. MCMAHON
Senior Vice President - Customer Service

ANDREA FISCHER NEWMAN
Senior Vice President - Government Affairs

TIMOTHY J. RAINEY
Senior Vice President - Flight Operations and System Operations Control

ANDREW C. ROBERTS
Senior Vice President - Technical Operations

OUR VISION

To build together the first choice airline and global alliance network with the best people; each committed to exceeding our customers' expectations every day.

OUR MISSION

The people of Northwest Airlines will provide reliable, convenient and consistent air transportation that meets or exceeds customer expectations and earns a sustainable profit.


Spirit of the
Northwest

FINANCIAL REPORT

TABLE OF CONTENTS

Financial Review .... pages 23-26

Management's Discussion and Analysis of Financial Condition and Results of Operations .... pages 27-37

Quantitative and Qualitative Disclosures about Market Risk .... pages 38-39

Consolidated Balance Sheets .... pages 40-41

Consolidated Statements of Operations .... page 42

Consolidated Statements of Cash Flows .... page 43

Consolidated Statements of Common Stockholders' Equity (Deficit) .... page 44

Notes to Consolidated Financial Statements .... pages 45-67

Report of Ernst & Young LLP, Independent Auditors .... page 68

Five-Year Summary .... page 69

Stockholders' Information .... page 70

Financial Review

As a result of the economic recession that began last February and the terrorist attacks on September 11, 2001, Northwest Airlines and the U.S. airline industry experienced the most challenging year in U.S. aviation history. The industry reported its largest annual loss with Northwest reporting a net loss of $423 million. However, Northwest's preparation for, and its quick and decisive reaction to, the events experienced in 2001 will enable Northwest to endure these challenges and emerge from them in a significantly improved competitive position.

Northwest was relatively well prepared for the recession and economic impact of the terrorist attacks, primarily due to:

- the Company's conservative philosophy of maintaining access to high levels of liquidity,
- its philosophy of utilizing an economic, flexible and low capital cost fleet, and
- Northwest's practice of obtaining precommitted financing for every aircraft on order.

As a result of this preparation, Northwest will be able to continue to focus on its strategy even during these difficult times.

Northwest will continue to:

- develop its unconstrained, under-served domestic hubs at Detroit, Minneapolis/St. Paul and Memphis,
- upgrade its fleet by replacing those aircraft that have reached the end of their useful economic life,
- rapidly expand its regional jet feeder network,
- pursue development of alliances with current and new alliance partners,
- increase its U.S. to Asia dominance through further development of its Tokyo hub, and
- invest in cost-effective technology that lowers distribution costs, and improves operational reliability and customer convenience.

The Company's ability to continue to focus on its strategy will position it to benefit significantly from the inevitable economic recovery.

Financial Results

Northwest's 2001 financial performance was severely impacted by the downturn in the economy and the events of September 11, 2001. The Company reported a net loss of $423 million, including $461 million in pretax grants received from the government under the Stabilization Act to compensate for losses related to the terrorist attacks. Excluding the federal grants and non-recurring items, Northwest reported a net loss of $536 million.

The challenges of 2001 echoed throughout the industry as airlines experienced a decline in traffic resulting from the economic slowdown that began in February, followed by the unprecedented events of September 11, 2001, which further exacerbated the decline in air travel demand.

Northwest adapted to this changing environment by aggressively reducing costs and by reducing its flight schedule by 20%, furloughing over 10,000 employees. These actions resulted in $1.7 billion in annualized cost savings.

While these 2001 financial results were disappointing, Northwest's full year net margin was better than all but one of its major network competitors and its second-half net margin was the best within that group.

2001 INDUSTRY NET MARGINS


CO
NW
DL
AA
UA
US
(3.0%)
(5.4%)
(7.4%)
(7.4%)
(11.2%)
(14.1%)

Reported results excluding non-recurring items and federal grants

Cost and Revenue Performance

Northwest continues to be an industry leader in providing low cost network air transportation. As a result of Northwest's strong operational integrity and the aggressive cost-cutting initiatives it took at the onset of the economic downturn and post-September 11, 2001, the Company continues to maintain one of the lowest cost structures in the industry.

2001 INDUSTRY COST PER SEAT MILE EXCLUDING NON-RECURRING ITEMS


9.58¢
9.69¢
10.14¢
11.14¢
11.24¢
12.46¢
CO
NW
DL
AA
UA
US

Source: Press releases

2001 operating cost per ASM of 9.69 cents per seat mile was up year-over-year 3.9% on a 4.8% reduction in capacity.

A major contributing factor to Northwest's industry cost advantage is the consistent reliability of its operation. Northwest has a history of being a punctual operator and ranks number one in on-time arrival performance among the network carriers for the period that the Department of Transportation has been measuring on-time performance (1987–2001).

Northwest's 2001 operating track record continued as it ranked near the top of the industry in all four customer-satisfaction measures of the Department of Transportation: on-time arrival performance, luggage handling, fewest denied boardings and customer complaints.

2001 AVERAGE OPERATIONAL RANK AMONG NETWORK CARRIERS


#1
#2
#3
#4
#5
#6
#7
2.2
US
NW
CO
DL
AA
UA
TW

On-time arrivals (Domestic, Pacific, Atlantic), mishandled luggage, denied boardings and customer complaints
Source: DOT Air Travel Consumer reports, carrier exchange

Unit cost performance also continues to benefit from the reduction in distribution expenses. Northwest remains the innovator in reducing distribution costs through the development and application of technology to maximize distribution through the most economical cost channels. In addition to continuing to grow its award-winning Web site, nwa.com, Northwest is a co-founder of the comprehensive online travel site Orbitz, the opaque online site Hotwire and the newly created online joint venture Tabini for international travel distribution in Japan. Northwest also continues to lead the industry in offering the most convenient check-in options through its network of E-ticket check-in kiosks as well as Internet check-in from any home or business computer at nwa.com.

Complementing 2001's cost control performance, Northwest continues to outpace the industry in unit revenue performance. Northwest achieved a 5% advantage to the industry in domestic unit revenue in 2001, which widened to 10% above the industry in the fourth quarter 2001.

NORTHWEST'S DOMESTIC RASM AS A PERCENT OF INDUSTRY RASM 1994–2001


110%
105%
100%
95%
106%
109%
108%
106%
98%
102%
102%
105%
1994
1995
1996
1997
1998
1999
2000
2001

This unit revenue premium to the industry is in part due to Northwest's historic load factor advantage compared to its major network competitors. That advantage continued in 2001 as Northwest properly sized its capacity to system demand and led the industry with a load factor of 74.3%.

2001 INDUSTRY SYSTEM LOAD FACTORS


NW 74.3%
CO 72.4%
UA 70.8%
AA 69.4%
US 68.9%
DL 68.8%

Source: Press releases

Fleet Deliveries and Initiatives

Northwest's fleet strategy is to select aircraft with the range capability and size best suited for its markets that also deliver the lowest total operating and ownership cost. Northwest replaces aircraft in its fleet when new aircraft operating and ownership cost advantages provide improved profits and cash flow and acceptable returns on additional invested capital. Northwest's fleet strategy has resulted in a lower fleet capital cost than that of most of its competitors. In addition, after September 11, 2001, Northwest's fleet strategy also provided greater flexibility to adjust its system capacity economically.

In addition, since Northwest replaces aircraft in its fleet only when the economics of new aircraft provide attractive returns on their capital investment and pre-finances all aircraft orders, Northwest will be able to continue to execute its fleet strategy even in this economic environment.

The Company expects pretax profits to improve by over $250 million per year by 2005 due to current fleet replacement plans, which will result in over 69% of Northwest's fleet mix consisting of new technology aircraft.

Major fleet transactions completed in the year:

NORTHWEST FLEET MIX


2001
NEW GENERATION AIRCRAFT 48%
DC9 33%
OTHER 19%
2005
NEW GENERATION AIRCRAFT 69%
DC9 25%
OTHER 6%

- Northwest placed an order for 24 Airbus A330s to replace its trans-Atlantic DC10-30s. The more economical Airbus A330 will reduce operating costs while improving passenger and cargo capabilities. Aircraft deliveries will start in 2003 and run through 2006.

- Northwest ordered 20 Boeing B757-300/200 aircraft to replace its domestic DC10-40 fleet. The B757-300 has the lowest seat-mile cost of any single-aisle jetliner and, due in part to improved fleet commonality, will significantly reduce training, maintenance and other operating expenses. Deliveries start in 2002 and will continue through 2004.

- Northwest placed an order to acquire 75 Bombardier Canadair Regional Jets (CRJ). Aircraft deliveries began in early 2002 and run through 2005, with options and purchase rights for an additional 175 CRJ aircraft.

- Two Boeing B747-200 freighters were placed into scheduled service in mid-2001 in conjunction with Northwest's new cargo alliance with DHL Worldwide Express.

- Northwest took delivery of 13 124-seat Airbus A319 and four 148-seat A320 aircraft to replace retiring Boeing B727s and DC9s.

- The Company took delivery of five Boeing B757-200 aircraft.

- Northwest Airlink affiliate Pinnacle Airlines, formerly Express Airlines I, took delivery of 21 50-seat CRJ-200 regional jets.

Capital Structure Management

A key element of Northwest's financial strategy has been to maintain adequate levels of liquidity in order to maximize strategic and operating flexibility. This financially prudent strategy proved invaluable as the airline industry faced its worst liquidity crisis ever in the aftermath of the September 11, 2001, events. Northwest ended the year with the highest cash balance of all U.S. carriers relative to its size, as a percentage of revenue.

YEAR-END CASH AS A PERCENT OF 2001 REVENUE


26.4%
16.1%
15.9%
15.8%
13.0%
12.6%
NW
UA
DL
AA
US
CO

Source: Company reports

The Company's $2.6 billion year-end cash position provides an adequate cushion in uncertain economic times and will allow the Company to continue to pursue its core business strategies.

In 2001, Northwest successfully accessed the capital markets by arranging approximately $2 billion in low-cost financing. Additionally, over $6 billion in future financing commitments for new aircraft orders were arranged on favorable terms to Northwest.

The Company completed several major financial transactions during the year, including:

- The sale of its holdings in Continental Airlines common stock for $582 million.

- A public offering of $581 million of pass-through certificates (EETCs) to pre-fund the financing of nine new Airbus A319s, three Boeing B757-300s and two Boeing B747-400s. The blended average fixed rate coupon is 7.18% and the term is up to 21 years.

- The issuance of a 12-year $396 million European floating rate EETC at 60 basis points over LIBOR, to pre-fund the financing of 14 Airbus aircraft. This transaction won the award for "Aircraft Debt Deal of the Year – U.S.," by Jane's Transport Finance and was placed entirely in the European capital markets.

- A $300 million public issuance of five-year 8.875% fixed rate unsecured notes.

- $538 million in privately placed European bank financings, for six Boeing B757-200s, two B747-200 freighters, six Airbus A319s and one A320 aircraft. Terms of the financing were up to 18 years, with average floating rates of LIBOR plus 1%.

- The completion of two long-term airport special facility revenue bond financings of $136 million and $64 million related to airport improvements in Minneapolis/St. Paul and Seattle at average fixed rates of 6.9% and 7.2%, respectively.

All future Northwest aircraft firm delivery commitments have been pre-financed or have financing commitments.

Other Developments

In 2001, despite the difficult environment, Northwest made significant advancements to improve its competitive position and enhance its long-term financial stability.

- Northwest and Continental extended their alliance agreement through 2025. Northwest received preferred stock from Continental that protects its alliance relationship with Continental.

- The Company is completing new runways and major airport facility improvements at all of its hubs, the most dramatic being the new Northwest WorldGateway in Detroit. The new Detroit terminal will be the premier U.S. airport facility, greatly enhancing customer convenience, while providing significantly improved operating and financial benefits.

- Northwest's hubs remain the most reliable, yet fastest growing in the United States. Relative to its competitors, Northwest's hubs have nearly unconstrained runway and gate capacity, and are well-positioned to capitalize on future growth opportunities as the economy and passenger demand continues to rebound.

- Northwest entered into a multi-year cargo alliance with DHL Worldwide Express in July 2001. Two newly-acquired Boeing B747 aircraft, the 11th and 12th in Northwest's dedicated all-cargo fleet, provide service between Asia through a cargo hub in Tokyo and DHL's Cincinnati hub. This new alliance will enable Northwest to participate in the fastest-growing segment of the international air freight business.

- Northwest plans to sell its wholly owned regional affiliate Pinnacle Airlines, formerly Express Airlines I, in early 2002 through an initial public offering.

Outlook

Northwest Airlines remains confident in its long-term outlook and is committed to its business strategies, which capitalize on its strong core assets. The airline is strategically well positioned with strong hub franchises, sustainable competitive advantages and a powerful global alliance network. Northwest continues to benefit from the industry's most integrated and advanced alliance with joint venture partner KLM and has a strong domestic partner in Continental Airlines. Although the Asian economies, particularly in Japan, have been weak, Northwest's stands to benefit from its strong Pacific franchise with its strategic hub in Tokyo when the Asian markets recover.

Northwest's experienced management team is committed to returning the business to profitability and enhancing shareholder value, and has positioned Northwest to endure and prosper well into the 21st century.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Northwest Airlines Corporation ("NWA Corp.") is a holding company whose principal indirect operating subsidiary is Northwest Airlines, Inc. ("Northwest"). The Consolidated Financial Statements include the accounts of NWA Corp. and all consolidated subsidiaries (collectively, the "Company"). The Company reported a net loss of $423 million for the year ended December 31, 2001, compared with net income of $256 million in 2000. Loss per common share was $5.03 in 2001 compared with diluted earnings per share of $2.77 in 2000. Operating loss was $868 million in 2001 compared with operating income of $569 million in 2000. Operating revenues for the year ended December 31, 2001, decreased by $1.34 billion compared to 2000 primarily due to a decline in business travel caused by an economic slowdown in the United States, weakness in the Asian economies and reduced demand for travel resulting from the September 11, 2001, terrorist attacks. In 2001, the Company recognized $461 million of grant income from the U.S. government under the Air Transportation Safety and System Stabilization Act ("Airline Stabilization Act"), which was recorded as non-operating income.

On September 11, 2001, terrorists hijacked and intentionally crashed four commercial aircraft operated by two U.S. air carriers, causing substantial loss of life and property. While the aircraft were neither owned nor operated by the Company, these events had an immediate and severe impact on the U.S. airline industry's passenger traffic and yields. Immediately following these events, the Federal Aviation Administration ("FAA") ordered all aircraft operating in the U.S. to be grounded, an order that remained in place for over 48 hours. In addition, the Company was only able to operate a limited portion of its scheduled flights for several days after the grounding order was lifted as it repositioned displaced aircraft and crews. Passenger traffic and yields on both domestic and international flights declined significantly when flights were permitted to resume, and the number of tickets refunded was substantially above normal. The Company has continued to experience significantly lower revenue and has incurred additional costs (e.g., higher security costs and insurance premiums) as compared to periods prior to September 11, 2001. In addition to increased rates, aviation insurers have also significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events.

On September 21, 2001, Congress passed, and the President subsequently signed into law, the Airline Stabilization Act which provides, in part, (i) $5 billion in payments to compensate U.S. air carriers for losses incurred by the airline industry as a result of the terrorist attacks on the U.S. that occurred on September 11, 2001; (ii) $10 billion of federal credit instruments (loan guarantees) to be made available to U.S. air carriers to guarantee loans from lenders, subject to certain conditions and fees, including the potential requirement that the Government be issued warrants or other equity instruments in connection with such loan guarantees; (iii) limitations on air carrier officer and employee compensation if the air carrier receives federal loan guarantees; (iv) provisions designed to ensure the continuity of air service to communities, including Government subsidized essential air service to small communities; (v) reimbursement to U.S. air carriers by the Government of certain increased insurance costs incurred for the operation of aircraft; (vi) deferral of the deposits by U.S. air carriers for payments on certain taxes; (vii) limitations of liability for U.S. air carriers and, at the discretion of the Secretary of Transportation, limitations of liability for U.S. air carriers for acts of terrorism committed during a 180-day period following enactment of the Airline Stabilization Act; (viii) the FAA was authorized to provide third party war risk liability coverage to each carrier, their vendors, agents, and aircraft lessors and lenders; and (ix) establishment of a federal victims compensation fund and claims procedure, relating to the terrorist attacks of September 11, 2001.

Under the Airline Stabilization Act, each air carrier is entitled to receive compensation payments equal to the lesser of (i) its direct and incremental pretax losses attributed to the terrorist attacks for the period of September 11, 2001, to December 31, 2001, or (ii) its available seat mile and/or revenue ton mile allocation of the $5 billion compensation available under the Airline Stabilization Act. The Company had received a total of $410 million as of December 31, 2001, and expects to receive $51 million of additional funds under the Airline Stabilization Act in early 2002.

The Company expects decreased passenger traffic and yields to continue for the foreseeable future. In response, the

Company has taken several steps to mitigate the impact on its results of operations and financial condition. These steps included a significant reduction in scheduled capacity on an available seat mile ("ASM") basis, a reduction in its work force related to the decrease in capacity, and deferrals and cancellations of discretionary and other non-operationally critical spending. The reduction in capacity resulted in 24 aircraft being temporarily removed from scheduled service, of which 12 remained out of service at December 31, 2001. For the quarter ended December 31, 2001, capacity was 15.9% below 2000 levels.

While the Company expects that these steps will help to offset the financial impact of the events of September 11, 2001, certain of these actions do not necessarily result in the immediate reduction of costs. For example, the lower capacity may not result in lower airport facility charges due to the fixed nature of these costs. The Company will continue to evaluate its operations and financial position in light of the future operating environment and will take additional steps it deems necessary, including adding back capacity as warranted.

The Company's aviation insurance for war and terrorism liability coverage was cancelled effective September 26, 2001, and then reinstated that same day at substantially higher rates. The aviation insurers also significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons other than passengers and liability for property damage arising from claims resulting from acts of terrorism, war or similar events to $50 million. The Company previously carried a significantly higher amount of coverage per event in war risk coverage. In light of this development, under the Airline Stabilization Act, the FAA has provided the Company and other U.S. airlines with excess war risk coverage. This coverage is in force until March 20, 2002. The Airline Stabilization Act also provided for reimbursement of certain premium increases, at the option of the Secretary of Transportation. Thus far, the FAA has reimbursed airlines for increased costs of war risk insurance for a period of 30 days. War risk, hull and liability insurance expenses are expected to be significantly higher than the 2001 amounts.

On November 19, 2001, Congress passed, and the President signed into law, the Aviation and Transportation Security Act ("Aviation Security Act"). This law federalizes substantially all aspects of civil aviation security and requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax; however, the Company is responsible for costs in excess of this fee which may not exceed 2000 security expense levels. Implementation of the requirements of the Aviation Security Act will result in increased costs for the Company and its passengers.

Substantially all of the Company's results of operations are attributable to its principal indirect operating subsidiary, Northwest, which accounted for approximately 95% and 96% of the Company's 2001 consolidated operating revenues and expenses, respectively, and the following discussion pertains primarily to Northwest.

Results of Operations — 2001 Compared to 2000

Operating Revenues – Operating revenues decreased 11.9% ($1.34 billion). System passenger revenue decreased 13.7% ($1.30 billion), excluding Pinnacle Airlines, Inc. ("Pinnacle Airlines"), formerly Express Airlines I, Inc. The decrease in system passenger revenues was primarily attributable to a 4.8% decrease in scheduled service ASMs and a 9.2% decrease in passenger revenue per ASM ("RASM"). System passenger load factor decreased 2.3 points to 74.3% for the year ended December 31, 2001. Pinnacle Airlines passenger revenues increased 52.3% ($68 million) to $198 million due to increased capacity from 21 additional Bombardier Canadian Regional Jet ("CRJ") 200 series aircraft.

Domestic passenger revenues decreased due to lower yields, passenger load factor and capacity. Northwest experienced a decline in business and leisure travel due to the impact of the slowing U.S. economy and the events of September 11, 2001. Approximately 78% of the decrease in domestic passenger revenues occurred between September 1 and December 31, 2001. In response to the resulting decline in demand for air travel after the terrorist attacks, domestic fourth quarter capacity was reduced 14.7%, as compared to 2000, on an ASM basis.

The following analysis by market is based on information reported to the U.S. Department of Transportation ("DOT") and excludes Pinnacle Airlines:

	System	Domestic	Pacific	Atlantic
2001				
Passenger revenues (in millions)	$ 8,219	$ 5,635	$ 1,677	$ 907
Increase (Decrease) from 2000:				
Passenger revenues (in millions)	(1,304)	(820)	(413)	(71)
Percent	(13.7)%	(12.7)%	(19.7)%	(7.3)%
Scheduled service ASMs (capacity)	(4.8)%	(4.8)%	(9.2)%	3.8%
Passenger load factor	(2.3) pts.	(1.5) pts.	(3.1) pts.	(3.3) pts.
Yield	(6.6)%	(6.3)%	(8.1)%	(7.0)%
Passenger RASM	(9.2)%	(8.3)%	(11.6)%	(10.7)%

Pacific passenger revenues decreased due to lower yields, passenger load factor and capacity. Approximately 64% of the decrease in Pacific passenger revenues occurred between September 1 and December 31, 2001. In response to the reduced demand for air travel, Pacific fourth quarter capacity was reduced 19.5%, as compared to 2000, on an ASM basis. The introduction of a reconfigured World Business Class product, which improved seat pitch from 48 inches to 60 inches and replaced international first class, also reduced capacity. Passenger load factor and yields declined primarily due to slowing Asian economies and the events of September 11, 2001. The average yen per U.S. dollar exchange rates for the years ended December 31, 2001 and 2000 were 122 and 108, respectively, an 11.5% weakening in the buying power of the yen. The yen per U.S. dollar exchange rate was 134 at February 28, 2002. Additional information regarding the Company's yen exposure and currency hedging activities is provided in Quantitative and Qualitative Disclosures about Market Risk.

Atlantic passenger revenues decreased due to a decline in yields and passenger load factor resulting from the terrorist attacks on September 11, 2001. In response to the reduced demand for air travel, Atlantic fourth quarter capacity was reduced 14.3%, as compared to 2000, on an ASM basis.

Cargo revenues decreased 16.0% ($137 million) to $720 million due to a 2.8% decline in revenue per ton mile and 13.6% fewer cargo ton miles. These decreases resulted primarily from reduced U.S. demand for Asian goods caused by the slowing U.S. economy, the weakened yen per U.S. dollar exchange rate, and a decline in total cargo space on passenger aircraft as a result of the reduction in system passenger capacity. Service began in July 2001 under a new five-year agreement with DHL Worldwide Express to provide daily freighter service from its U.S. hub operations in Cincinnati to various points in Asia. The Company's eleventh and twelfth freighters have been placed in revenue service to support this agreement.

Other revenues (the principal components of which are MLT, Inc. [a wholly-owned subsidiary], other transportation fees and charter revenues) increased 5.2% ($38 million) primarily due to higher charter revenues and other transportation fees.

Operating Expenses – Operating expenses increased 1.0% ($102 million). Operating capacity decreased 4.8% to 98.54 billion total service ASMs due to capacity reductions primarily related to the events of September 11, 2001. Operating expense per total ASM increased 4.8%, excluding fleet impairment charges.

Salaries, wages and benefits increased 9.8% ($353 million) primarily due to wage and benefit increases from settled contracts with collective bargaining units, retroactive wages and benefits of $89 million related to the new Aircraft Mechanics Fraternal Association ("AMFA") collective bargaining agreement, and higher pension and group insurance expenses. Aircraft fuel and taxes declined 7.7% ($145 million) due to a decrease of 4.5% in average fuel cost per gallon to 79.26 cents, net of hedging transactions, and 4.0% fewer fuel gallons consumed as a result of the reduced capacity. Depreciation and amortization increased 11.8% ($73 million), primarily due to fleet disposition charges of $161 million related to the reductions in the estimated market values of aircraft recorded in the third and fourth quarters of 2001, partially offset by $125 million of DC10 impairments recorded in 2000. See Note 1 to the Consolidated Financial Statements for additional discussion of the fleet disposition charges. Aircraft maintenance materials and repairs increased 4.5% ($29 million) due to a higher level of scheduled work within the routine engine and airframe maintenance cycle. Commissions decreased 24.6% ($163 million) primarily due to lower passenger revenues, increased use of lower cost distribution channels and a decline in the percentage of commissionable transactions. Internet sales, which typically have lower commission rates than other distribution channels, represented approximately 13% of passenger revenues in 2001 compared with approximately 8.0% in 2000. Aircraft rentals increased 5.7% ($24 million) due to additional leased aircraft. Other expenses (the principal components of which include outside services, insurance, selling and marketing expenses, passenger food, personnel expenses, advertising and promotional expenses, communication expenses and supplies) decreased 3.8% ($89 million) principally due to lower variable costs associated with reduced capacity and a favorable foreign currency impact on expenses, partially offset by higher insurance costs incurred following the September 11, 2001 terrorist attacks. Insurance costs are expected to increase dramatically in 2002 as a result of those events.

Other Income and Expense – Interest expense increased 5.4% ($19 million) primarily due to the borrowings under the Company's revolving credit facilities. Earnings of affiliated companies decreased $97 million, due principally to the Company no longer recognizing its share of Continental Airlines, Inc.'s ("Continental") earnings in 2001 as a result of the sale of its investment in Continental, WORLDSPAN's lower earnings in 2001 and Orbitz, LLC's loss in 2001. Other income decreased $25 million primarily due to a $58 million gain from the sale of a portion of Northwest's investment in priceline.com in 2000, partially offset by a $27 million gain recorded in 2001 on the sale of the Company's remaining investment in Continental.

Results of Operations—2000 Compared to 1999

Operating Revenues – Operating revenues increased 10.9% ($1.11 billion). System passenger revenues increased 10.9% ($935 million), excluding Pinnacle Airlines, primarily attributable to a 3.9% increase in scheduled service ASMs and a 6.6% increase in RASM. ASMs increased primarily due to the net addition of 14 aircraft in 2000. System passenger load factor increased to a record 76.6% for the year ended December 31, 2000. Pinnacle Airlines passenger revenues were $130 million and $104 million for the years ended December 31, 2000, and 1999, respectively.

Domestic passenger revenues increased due to a higher passenger load factor, more capacity and higher yields. Domestic passenger load factor increased 2.1 points to a record 72.9%, primarily due to favorable industry market conditions. Capacity increased as a result of additional aircraft.

Pacific passenger revenues were higher due to increased capacity and higher yields, driven by Asia's recovering economic environment. The average yen per U.S. dollar exchange rate for the years ended December 31, 2000, and

The following analysis by market is based on information reported to the DOT and excludes Pinnacle Airlines:

	System	Domestic	Pacific	Atlantic
2000				
Passenger revenues (in millions)	$ 9,523	$ 6,455	$ 2,090	$ 978
Increase (Decrease) from 1999:				
Passenger revenues (in millions)	935	515	288	132
Percent	10.9%	8.7%	16.0%	15.6%
Scheduled service ASMs (capacity)	3.9%	2.2%	3.4%	14.1%
Passenger load factor	2.0pts.	2.1pts.	1.5pts.	1.5pts.
Yield	4.0%	3.3%	10.2%	(0.6)%
Passenger RASM	6.6%	6.4%	12.1%	1.3%

1999 was 108 and 115, respectively, a 6.5% strengthening of the yen. Pacific passenger load factor increased 1.5 points to a record 81.7% as the Company continued to experience increased demand.

Atlantic passenger revenues increased as a result of more capacity and a higher passenger load factor. Capacity increased as a result of new flying, including the initiation of Detroit-Italy service and higher frequency in Minneapolis/St. Paul-Amsterdam service, as well as improved operational performance.

Cargo revenues increased 17.1% ($125 million) due to a 7.1% increase in cargo ton miles and a 9.4% increase in cargo revenue per ton mile. The Company's tenth Boeing 747 freighter entered service in August 2000. Also in 2000, the Company acquired two additional Boeing 747 aircraft, which were converted into freighters and began revenue service in the summer of 2001. Other revenue increased 3.0% ($21 million) due to a higher volume of business for MLT Inc., which was partially offset by lower KLM joint venture alliance settlements.

Operating Expenses – Operating expenses increased 13.3% ($1.25 billion). Operating capacity increased 4.0% to 103.52 billion total service ASMs due to planned capacity increases. Operating expense per total ASM increased 7.1%, excluding the fleet disposition charge, and increased only 0.7% when the impact of higher fuel prices is also excluded.

Salaries, wages and benefits increased 6.4% ($217 million) primarily due to wage and benefit increases from settled contracts with collective bargaining units and an increase in average full-time equivalent employees of 2.6%. Aircraft fuel and taxes rose 57.2% ($681 million) due to an increase of 55.0% in average fuel cost per gallon to a record 82.99 cents, net of hedging transactions, and 3.6% higher fuel gallons consumed as a result of higher capacity. Hedging transactions reduced fuel costs by $119 million in 2000. Commissions decreased 9.9% ($73 million) primarily due to lower rates resulting from changes to the Company's commission structure, which were effective in October 1999, and a lower percentage of commissionable transactions partially offset by commissions on higher passenger revenues. Internet sales represented approximately 8.0% of passenger revenue in 2000 compared with approximately 5.0% in 1999. Aircraft maintenance materials and repairs increased 0.8% ($5 million) due to a 1999 non-recurring credit of $34 million related to lower than anticipated costs associated with outside aircraft maintenance, offset by lower scheduled engine and airframe overhauls in 2000. Depreciation and amortization increased 23.4% ($117 million) due to a fleet disposition charge of $125 million related to the accelerated retirement of a portion of the DC10 fleet recorded in the fourth quarter. See Note 1 to the Consolidated Financial Statements for additional discussion of the fleet disposition charge. Aircraft rentals increased 19.2% ($68 million) due to additional leased aircraft. Other expenses (the principal components of which include outside services, selling and marketing expenses, passenger food, personnel expenses, advertising and promotional expenses, communication expenses and supplies) increased 9.9% ($210 million) due primarily to increased business for MLT Inc. and higher variable costs associated with expanded capacity.

Other Income and Expense – Interest expense decreased 7.7% ($29 million) primarily due to reduced borrowings and lower interest rates. Earnings of affiliated companies increased 9.5% ($8 million) due largely to the Company's share of higher WORLDSPAN earnings. Other income increased primarily due to a $58 million gain from the sale of a portion of Northwest's investment in priceline.com in 2000, partially offset by a $48 million gain from the sale of a portion of Northwest's investment in Equant N.V. during 1999.

Liquidity and Capital Resources

At December 31, 2001, the Company had cash, cash equivalents and restricted short-term investments of $2.61 billion. This amount includes $100 million of restricted short-term investments, resulting in total liquidity of $2.51 billion, an increase in liquidity of $703 million from December 31, 2000. As discussed later, the Company's secured credit facilities were fully drawn as of December 31, 2001.

Cash flows from operating activities were $646 million in 2001. The decrease of $247 million in operating cash flows from 2000 was due primarily to significantly lower pretax income, partially offset by higher depreciation and amortization, reductions in working capital, a greater excess of pension expense over pension contributions, a smaller excess of frequent flyer mile revenue over sales proceeds and a higher dividend from WORLDSPAN. Cash flows from operating activities were $893 million for 2000 and $1.26 billion for 1999.

Investing Activities – Investing activities in 2001 consisted primarily of the purchase of 13 Airbus A319 aircraft, four Airbus A320 aircraft, and five Boeing 757-200 aircraft, engine purchases, costs to commission aircraft before entering revenue service, deposits on ordered aircraft, facilities improvements and ground equipment purchases partially offset by $582 million in proceeds from the sale of the Company's investment in Continental. See Note 13 to the Consolidated Financial Statements for additional discussion of the Company's investment in Continental.

In addition to the purchased aircraft discussed previously, the Company took delivery of 21 Bombardier CRJ200 aircraft during 2001. These aircraft were financed with long-term leveraged operating leases provided by the manufacturer and simultaneously subleased to Pinnacle Airlines.

Investing activities in 2000 consisted primarily of the purchase of 10 Airbus A319 aircraft, seven AVRO RJ85 aircraft and two used Boeing 747-200 aircraft (which were converted to freighters), costs to commission aircraft before entering revenue service, aircraft modifications, deposits on ordered aircraft, facility improvements and ground equipment purchases, partially offset by $58 million of proceeds from the sale of a portion of the Company's investment in priceline.com.

Investing activities in 1999 consisted primarily of the purchase of seven Airbus A320 aircraft, 10 Airbus A319 aircraft, four Boeing 747-400 aircraft, 11 AVRO RJ85 aircraft and two used DC10 aircraft, the purchase off lease of four DC9-50 aircraft, costs to commission aircraft before entering revenue service, engine hushkitting, aircraft modifications, deposits on ordered aircraft and ground equipment purchases.

Financing Activities – Financing activities in 2001 consisted primarily of the Company's borrowing in March and subsequent repayment in May of $1.10 billion under its revolving credit facilities, the borrowing on September 11 of $1.12 billion under its revolving credit facilities, of which $150 million was repaid in October as scheduled, the issuance of $300 million of 8.875% public unsecured notes due 2006, $120 million received under airport facility revenue bonds, the payment of debt and capital lease obligations and the receipt of $678 million in financing for: (i) 13 Airbus A319 aircraft; seven of which were financed with funds from pass-through certificates and six with long-term bank debt; (ii) five Boeing 757-200 aircraft financed with long-term bank debt; (iii) four Airbus A320 aircraft; three of which were financed with funds from pass-through certificates and one with long-term bank debt.

The Company's unsecured credit facilities were amended on October 23, 2001 from a negative pledge to a secured position on certain assets. The amended secured credit agreement consists of (i) a $725 million revolving facility available until October 2005, and (ii) a $250 million 364-day revolving credit facility expiring in October 2002 and renewable annually at the option of the lenders; however, to the extent any portion of the $250 million facility is not renewed for an additional 364-day period, the Company may borrow up to the entire non-renewed portion of the facility and such borrowings would then mature in October 2005. This credit agreement is secured by the Company's Pacific route system and certain aircraft. Borrowings under these secured credit facilities currently bear interest at a variable rate equal to three-month LIBOR plus 2.0% (4.1% as of December 31, 2001, 3.9% as of February 28, 2002). See Note 3 to the Consolidated Financial Statements for additional discussion of these credit facilities.

In June 2001, the Company completed a pre-funded offering of $581 million of pass-through certificates at a blended fixed coupon rate of 7.18%. Proceeds from sales of the certificates will be used to finance the acquisition of 14 aircraft consisting of nine new Airbus A319 aircraft, three new Boeing 757-300 aircraft and two new Boeing 747-400 aircraft scheduled for delivery between March and December 2002. In July 2001, the Company completed an offering of $396 million of European pass-through certificates due in 2013 at a blended floating rate of three-month LIBOR plus 0.60% (2.5% as of February 28, 2002) to finance the acquisition of nine new Airbus A319 aircraft and five new Airbus A320 aircraft scheduled to be delivered from November 2001 through July 2002.

The pre-funded portion of cash proceeds from the offerings of certificates are invested and held in escrow with a depository bank and are not assets or direct obligations of, or guaranteed by, the Company and are therefore not included in the Consolidated Financial Statements. As aircraft are delivered or refinanced, the Company utilizes the cash proceeds to finance the acquisition of these aircraft as secured debt financing for ownership or as non-recourse debt for leveraged lease financing. If a leveraged lease is obtained for any aircraft, under which the aircraft would be sold and leased back to Northwest, the debt associated with the aircraft will become part of the lease and not a direct obligation of the Company or Northwest. Lease obligations for any lease that qualifies as an operating lease under Statement of Financial Accounting Standards ("SFAS") No. 13 are disclosed in Note 4 to the Consolidated Financial Statements. If any funds remain as deposits with the escrow agent for such pass-through certificates at the end of the delivery period, such funds will be distributed back to the certificate holders. Such distribution will include interest on such amounts payable by the Company. Management believes that the likelihood funds would be distributed from escrow back to investors and that the interest due would be a material amount, is remote. At December 31, 2001, $886 million of the unused offering proceeds were held in escrow.

Financing activities in 2000 consisted primarily of payment of debt and capital lease obligations, including $165 million in term loan prepayments, and the long-term leveraged operating lease financing through sale and leaseback of 10 Airbus A319 aircraft and three AVRO RJ85 aircraft.

During 2000, the Company completed a public offering totaling $522 million of pass-through trust certificates to finance the acquisition of 13 new aircraft delivered in 2000 and 2001 and to refinance six other aircraft delivered in 1996.

Financing activities in 1999 consisted primarily of the public issuance of $200 million of unsecured notes, the public issuance of $143 million of 40-year senior unsecured quarterly interest bonds (which are callable five years after issuance), the long-term leveraged operating lease financing through sale and leaseback of four Boeing 747-400 aircraft, seven Airbus A320 aircraft, two Airbus A319 aircraft and 10 AVRO RJ85 aircraft and various secured aircraft and ground equipment financings, offset by full repayment of the $825 million revolving credit facilities and $562 million of aircraft delivery bridge financing, and the payment of scheduled debt and capital lease obligations.

During 1999, the Company completed three public offerings of pass-through trust certificates totaling $1.22 billion to finance the acquisition of 39 new aircraft delivered in 1999 and 2000.

The following table summarizes the Company's commitments to make long-term debt and lease payments for the years ending December 31:

(in millions)	2002	2003	2004	2005	2006
Long-term Debt [1]	$ 223	$ 170	$ 517	$ 1,341	$ 469
Capital Leases [2]	287	101	75	64	50
Operating Leases: [3]					
Aircraft	560	555	547	536	545
Non-Aircraft	147	144	132	118	114
Total Debt and Lease Obligations [4]	1,217	970	1,271	2,059	1,178

(1) This amount represents principal amounts due only. The amount due in 2005 includes $962 of principal outstanding on the Company's credit facilities. See Note 3 to the Consolidated Financial Statements for additional discussion of long-term debt and future maturities.

(2) Amounts represent minimum capital lease payments with initial or remaining terms of more than one year. See Note 4 to the Consolidated Financial Statements for additional discussion of capital leases.

(3) Amounts represent minimum lease payments with initial or remaining terms of more than one year and exclude related sublease rental income. See Note 4 to the Consolidated Financial Statements for additional discussion of operating leases.

(4) The above table excludes amounts relating to the mandatorily redeemable preferred security of subsidiary. See Note 5 to the Consolidated Financial Statements for additional discussion of the mandatorily redeemable preferred security of subsidiary which holds solely non-recourse obligations of company. The table also excludes amounts relating to the Series C preferred stock. See Note 6 to the Consolidated Financial Statements for additional discussion of the Company's obligations related to the Series C preferred stock.

On January 15, 2002, the Company disbursed $216 million of aviation taxes deferred pursuant to federal authorization for payments otherwise due between September 11, 2001, and January 15, 2002. Additionally, through NWA Funding, LLC, the Company repaid $61 million outstanding under the Receivables Purchase Agreement (the "Agreement"). The Agreement with NWA Funding, LLC, a wholly-owned, non-consolidated subsidiary of the Company, provided for the early termination of the Agreement and repayment of the NWA Funding, LLC outstanding revolving facility upon occurrence of certain events, including exceeding a rolling three-month threshold of passenger refunds as a percentage of sales and the lowering of the Company's unsecured credit rating, both of which occurred following the events of September 11, 2001. See Note 13 to the Consolidated Financial Statements for additional discussion concerning NWA Funding, LLC. The lower credit rating did not trigger acceleration of any other repayments.

Capital Commitments – The Company's firm orders for 94 new aircraft to be operated by Northwest consist of scheduled deliveries for 24 Airbus A330 aircraft from 2003 through 2006, eight Airbus A320 aircraft from 2002 through 2004, 41 Airbus A319 aircraft from 2002 through 2003, 19 Boeing 757-200/300 aircraft from 2002 through 2003 and two Boeing 747-400 aircraft in 2002. Eight of the A330 aircraft orders may be cancelled. As of December 31, 2001, the Company also had firm orders for 99 Bombardier CRJ200/440 aircraft, which will be leased or subleased to and operated by Northwest Airlink regional carriers. The Company has the right to defer the scheduled delivery of certain aircraft listed above for up to a maximum of four years. The Company has the option to finance the CRJ200/440 aircraft through long-term operating lease commitments from the manufacturer.

Committed expenditures for these aircraft and related equipment, including estimated amounts for contractual price escalations and predelivery deposits, will be approximately $2.01 billion in 2002, $2.05 billion in 2003, $1.38 billion in 2004, $1.31 billion in 2005, $220 million in 2006 and $33 million in 2007. Consistent with prior practice, the Company intends to finance its aircraft deliveries through a combination of internally generated funds, debt and leveraged lease financing. Financing commitments available for use by the Company are in place for all of the aircraft on firm order.

During 2001, the Company guaranteed two long-term airport special facility bond financings for $136 million and $64 million related to airport improvements in Minneapolis/St. Paul and Seattle, respectively. These financings have final maturities in 2025 and 2030 at fixed rates of 7.27% and 7.49%, respectively, and will be recorded as other property and equipment and long-term obligations under capital leases when the funds are drawn for construction purposes.

The Company currently has an effective shelf registration statement for the issuance of $1.50 billion of unsecured debt and equipment trust certificates.

Working Capital – The Company operates, like its competitors, with negative working capital, which aggregated to $356 million at December 31, 2001. This position is primarily attributable to the $1.28 billion air traffic liability, largely representing cash received from tickets that customers have purchased in advance and not yet used. Revenue is recognized and the liability is reduced as customers use these tickets for transportation provided by the Company. The Company also performs bi-monthly evaluations of this estimated liability and recognizes any adjustments as passenger revenues for that period. These adjustments relate primarily to ticket usage patterns, refunds, exchanges, inter-airline transactions, and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price. While these factors generally follow predictable patterns that provide a reliable basis for estimating the air traffic liability, significant changes in business conditions and/or passenger behavior that affect these estimates could impact operating income.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements.

Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. See Note 1 to the Consolidated Financial Statements for additional discussion of the application of these and other accounting policies.

Aircraft Valuation and Impairments – The Company has evaluated its long-lived assets for possible impairments in compliance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. Impairment losses are measured by comparing the fair value of the assets to their carrying amounts. In the third and fourth quarters of 2001 the Company recorded, as depreciation expense, impairment charges of $161 million related to reductions in the estimated market values of certain aircraft. See Note 1 to the Consolidated Financial Statements for additional discussion of impairment of long-lived assets.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 supersedes SFAS No. 121 but retains its fundamental provisions for recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. The Company adopted the provisions of this statement on January 1, 2002, implementation of which will have no material effect on the Company's results of operations or financial condition.

Goodwill and Intangible Assets – In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS 142 requires that companies test goodwill and indefinite lived intangible assets for impairment on an annual basis rather than amortize such assets. The Company adopted SFAS 142 on January 1, 2002, and as a result will no longer amortize its indefinite lived intangible assets and goodwill.

Presently, the Company's indefinite lived intangible asset derives from the U.S.-Japan bilateral aviation agreement, which establishes rights to carry traffic between Japan and the U.S., and extensive "fifth freedom" rights between Japan and India, the South Pacific and other Asian destinations. "Fifth freedom" rights allow Northwest to operate service from any gateway in Japan to points beyond Japan and carry Japanese originating passengers. These rights have no termination date, and the Company has the supporting infrastructure (airport gates, slots and terminal facility leases) in place to operate air service to Japan from its U.S. hub airports indefinitely. Governmental policy and bilateral agreements between nations regulate international operating route authorities and alliances. The Company's carrying value of international route authorities was $634 million at December 31, 2001. Should any changes occur in policies, agreements, infrastructure or economic feasibility of air service to Japan, the Company will assess this asset for impairment and re-evaluate the economic life of these international routes and, if the life is then determined to be finite, begin amortizing the asset. The Company's goodwill balance of $18 million relates solely to the 1997 purchase of Pinnacle Airlines, a regional air carrier.

Amortization of goodwill and intangible assets was $24 million in 2001, approximately $23 million of which related to the international route authorities discussed above. During the first half of 2002, the Company will perform impairment tests of goodwill and indefinite lived intangible assets by comparing the carrying values to prices of similar assets in the market place or other appropriate valuation techniques. Any impairment recorded as a result of adopting this standard will be recorded as a change in accounting principle. Any subsequent impairment charge would be recorded as an operating expense. The effect, if any, of these tests on the earnings and financial position of the Company has not yet been determined.

Pension Liability and Expense – The Company has several noncontributory pension plans covering substantially all of its employees. The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, *Employers' Accounting for Pensions,* which requires that amounts recognized in financial statements be determined on an actuarial basis. Benefits associated with these plans are based primarily on years of service and, in some cases, employee compensation. See Note 12 to the Consolidated Financial Statements for additional discussion of actuarial assumptions used in determining pension liability and expense.

A significant element in determining the Company's pension expense in accordance with SFAS No. 87 is the expected return on plan assets, which is based on historical results for similar allocations among asset classes. The Company has assumed that the expected long-term rate of return on plan assets will be 10.5%. The Company's pension plan assets have historically earned in excess of 10.5% and the Company believes that this assumption for future returns is reasonable. The difference between the expected return and the actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the net deferral of past asset gains (losses) ultimately affects future pension expense. The plan assets have earned a rate of return substantially less than 10.5% in each of the last two years. Should this trend continue, future pension expense would likely increase.

At the end of each year, the Company determines the discount rate used to measure plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on fixed-income investments of similar duration to the liabilities in the plan that receive high, investment grade ratings by a recognized ratings agency. A change in the discount rate in future periods could have a material impact on pension expense. By applying this methodology, the Company determined a discount rate of 7.5% to be appropriate at December 31, 2001.

For the year ended December 31, 2001, the net effect of accounting for changes in the Company's pension plans decreased accumulated other comprehensive income by $287 million, up from $19 million for the year 2000. The negative impact on accumulated other comprehensive income was principally due to asset returns below the long-term expected rate and additional pension benefits provided for in new agreements with contract employees. For the year ended December 31, 2001, the Company recognized consolidated pretax pension expense of $231 million, up from $134 million in 2000. Pension expense is anticipated to increase in 2002.

Plan assets for the Company's pension plans are managed by external investment professionals who are registered investment advisors. These advisors are prohibited by the investment policies of the plan from investing in Company securities, other than as a portion of a market index fund that could have a diminutive proportion of such securities.

Other Information

Labor Agreements – Approximately 91% of the Company's employees are members of collective bargaining units. On May 11, 2001, Northwest's mechanics, custodians and cleaners ratified a new four-year agreement. The agreement provides for lump sum retroactive payments, a one-time pay adjustment, increased wages and pension benefits and various work rule modifications. At December 31, 2001, all of the Company's union workers were under contract.

KLM Alliance – Northwest and KLM operate their trans-Atlantic flights pursuant to a commercial and operational joint venture alliance, which has antitrust immunity that facilitates coordinated pricing, scheduling, product development and marketing. In addition, Northwest and KLM act as one company in North America and Europe, where Northwest and KLM coordinate ground handling and sales in North America and Europe, respectively. Trans-Atlantic operating profits/losses are shared equally by Northwest and KLM and any net alliance settlements are recorded in other operating revenues in Northwest's Consolidated Financial Statements. Northwest and KLM have a minimum of nine years remaining under their current joint venture alliance.

Detroit Midfield Terminal – The Company was responsible for managing and supervising the design and construction of a new $1.2 billion passenger terminal at Detroit Metropolitan Wayne County Airport. The new terminal was completed in February 2002 and offers 97 gates, 106 ticket-counter positions, 14 security check points, a fourth parallel runway, nearly 85 shops and restaurants, four WorldClubs, an 11,500-space parking facility, covered curbside drop-off areas and 18 luggage carousels. The new terminal also offers international-to-domestic connections within the same facility. In addition, a new hotel in the terminal is scheduled to be completed in September 2002.

The new terminal has been funded by the issuance of general airport revenue bonds by Wayne County, payable primarily from future passenger facility charges and federal and State of Michigan grants. The Company and the County have entered into agreements pursuant to which the Company will lease space in the new terminal for a term of 30 years from the date the terminal opens.

Subsequent Event – On February 25, 2001, Pinnacle Airlines Corp. ("Pinnacle Corp."), an indirect subsidiary of the Company, filed a registration statement with the Securities and Exchange Commission for an initial public offering of Pinnacle Corp. common stock. Pinnacle Corp. was incorporated in Delaware on January 10, 2002, for the sole purpose of becoming a holding company of Pinnacle Airlines. Immediately prior to the consummation of the offering, the Company will transfer all of the outstanding stock of Pinnacle Airlines to Pinnacle Corp. in exchange for all of the outstanding common stock of Pinnacle Corp., one share of Series A preferred stock of Pinnacle Corp. and a $150 million note issued by Pinnacle Corp. After the offering is complete, the Company will own 13% of Pinnacle Corp.'s outstanding common stock if the over-allotment option granted to the underwriters is not exercised. If the over-allotment option is exercised in full, the Company will not own any shares of Pinnacle Corp.

Forward-Looking Statements

Certain of the statements made throughout Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking and are based upon information available to the Company on the date hereof. The Company through its management may also from time to time make oral forward-looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company. Any such statement is qualified by reference to the following cautionary statements.

It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook of an airline operating in the global economy. Some of the risks and uncertainties are listed in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, under Business Risk Factors Relating to Northwest and NWA Corp. Such risks and uncertainties include, among others, the future level of air travel demand, the Company's future load factors and yields, the airline pricing environment, increased costs for security, the cost and availability of aviation insurance coverage and war risk coverage, the general economic condition of the U.S. and other regions of the world, the price and availability of jet fuel, labor negotiations both at other carriers and the Company, low-fare carrier expansion, capacity decisions of other carriers, actions of the U.S. and foreign governments, foreign currency exchange rate fluctuation, inflation and other factors discussed herein.

Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, could cause the Company's results to differ from results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not inclusive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These statements deal with the Company's expectations about the future and are subject to a number of factors that could cause actual results to differ materially from the Company's expectations.

Quantitative and Qualitative Disclosures about Market Risk

The risks inherent in the Company's market-sensitive instruments and positions are the potential losses arising from adverse changes in the price of fuel, foreign currency exchange rates and interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ from the outcomes estimated in the analysis due to factors beyond the Company's control. See Note 14 to the Consolidated Financial Statements for accounting policies and additional information.

Aircraft Fuel – The Company's earnings are affected by changes in the price and availability of aircraft fuel. In order to provide a measure of control over price and supply, the Company trades and ships fuel and maintains fuel storage facilities to support its flight operations. The Company also manages the price risk of fuel costs primarily utilizing futures contracts traded on regulated exchanges and fuel swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2001, cost per gallon of fuel, assuming projected 2002 fuel usage, which would result in an increase to aircraft fuel expense of approximately $118 million in 2002, compared to an estimated $180 million for 2001 measured at December 31, 2000. As of December 31, 2001, the Company had hedged approximately 9% of its first quarter 2002 fuel requirements, compared to 12% of the 2001 first quarter requirements at December 31, 2000.

Foreign Currency – The Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. The Company's largest exposure comes from the Japanese yen. From time to time, the Company uses financial instruments to hedge its exposure to the Japanese yen. The result of a uniform 10% strengthening in the value of the U.S. dollar from December 31, 2001, levels relative to each of the currencies in which the Company's revenues and expenses are denominated would result in a decrease in operating income of approximately $25 million for the year ending December 31, 2002, net of gains realizable from yen hedge instruments outstanding at December 31, 2001, compared to an estimated decrease of $70 million for 2001 measured at December 31, 2000. This sensitivity analysis was prepared based upon projected foreign currency-denominated revenues and expenses as of December 31, 2001 and 2000. The variance is due to the Company's foreign currency-denominated revenues exceeding its foreign currency-denominated expenses.

The Company also has foreign currency non-cash exposure. The result of a 10% weakening in the value of the U.S. dollar would result in a decrease to other income caused by the remeasurement of net foreign currency-denominated liabilities of an estimated $12 million in 2002 compared with an estimated $13 million at December 31, 2000. This sensitivity analysis was prepared based upon projected foreign currency-denominated assets and liabilities as of December 31, 2001 and 2000.

In 2001, the Company's yen-denominated net cash inflow was approximately 34 billion yen (approximately $369 million) and its yen-denominated liabilities exceeded its yen-denominated assets by an average of 12 billion yen (approximately $97 million) compared with 52 billion yen (approximately $501 million) and 11 billion yen (approximately $100 million), respectively, in 2000. In general, each time the yen strengthens (weakens), the Company's operating income is favorably (unfavorably) impacted due to net yen-denominated revenues exceeding expenses and a non-operating foreign currency loss (gain) is recognized due to the remeasurement of net yen-denominated liabilities. The Company's operating income in 2001 was unfavorably impacted by approximately $12 million due to the average yen being weaker in 2001 compared to 2000 and favorably impacted in 2000 by approximately $70 million due to the average yen being stronger in 2000 compared to 1999. The average yen to U.S. dollar exchange rate, including the impact of hedge activity, for the years ending December 31, 2001, 2000 and 1999 was 92, 104 and 117, respectively. The Japanese yen financial instruments utilized to hedge net yen-denominated cash flows resulted in gains of $85 million in 2001 and $23 million in 2000. As of December 31, 2001, the Company had entered into forward contracts to hedge approximately 60% of its anticipated 2002 yen-denominated sales at an average rate of 114 yen per U.S. dollar, compared to 38% at December 31, 2000.

Interest – The Company's earnings are also affected by changes in interest rates due to the impact those changes have on its interest income from cash equivalents and short-term investments and its interest expense from floating rate debt instruments. The Company's floating rate indebtedness was approximately 39% and 21% of the total long-term debt and capital lease obligations at December 31, 2001 and 2000, respectively. If long-term floating interest rates increased by 100 basis points during 2002 as compared to 2001, the Company's interest expense would increase by approximately $22 million, compared to an estimated $7 million for 2001 measured at December 31, 2000. If short-term interest rates increased by 100 basis points during 2002 as compared to 2001, the Company's interest income from cash equivalents and short-term investments would increase by approximately $17 million compared to an estimated $13 million for 2001 measured at December 31, 2000. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's floating rate indebtedness, cash equivalent and short-term investment balances at December 31, 2001 and 2000.

Market risk for fixed-rate indebtedness is estimated as the potential increase in fair value resulting from a hypothetical 100 basis point decrease in interest rates and amounts to approximately $142 million during 2002, compared to an estimated $151 million for 2001 measured at December 31, 2000. The fair values of the Company's indebtedness were estimated using estimated or quoted market prices and discounted future cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Consolidated Balance Sheets

Northwest Airlines Corporation

	December 31	
(in millions)	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,512	$ 693
Restricted short-term investments	100	35
Accounts receivable, less allowance (2001—$20; 2000—$16)	512	534
Flight equipment spare parts, less allowance (2001—$121; 2000—$131)	273	313
Deferred income taxes	122	108
Maintenance and operating supplies	64	103
Prepaid expenses and other	207	228
Total current assets	3,790	2,014
Property and Equipment		
Flight equipment	7,015	6,498
Less accumulated depreciation	1,981	1,896
	5,034	4,602
Other property and equipment	1,886	1,826
Less accumulated depreciation	854	794
	1,032	1,032
Total property and equipment	6,066	5,634
Flight Equipment Under Capital Leases		
Flight equipment	846	846
Less accumulated amortization	303	281
Total flight equipment under capital leases	543	565
Other Assets		
Intangible pension asset	943	375
International routes, less accumulated amortization (2001—$333; 2000—$310)	634	657
Investments in affiliated companies	213	836
Other	766	796
Total other assets	2,556	2,664
Total Assets	$ 12,955	$ 10,877

The accompanying notes are an integral part of these consolidated financial statements.

(in millions, except share data)	December 31 2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Air traffic liability	$ 1,275	$ 1,307
Accrued compensation and benefits	737	549
Accounts payable	691	592
Collections as agent	298	112
Accrued aircraft rent	253	229
Other accrued liabilities	476	476
Current maturities of long-term debt	223	191
Current obligations under capital leases	193	62
Total current liabilities	4,146	3,518
Long-Term Debt	4,828	3,051
Long-Term Obligations Under Capital Leases	393	494
Deferred Credits and Other Liabilities		
Long-term pension and postretirement health care benefits	1,749	882
Deferred income taxes	1,005	1,353
Other	546	558
Total deferred credits and other liabilities	3,300	2,793
Mandatorily Redeemable Preferred Security of Subsidiary Which Holds Solely Non-Recourse Obligation of Company – Note 5 (Redemption value 2001—$530; 2000—$610)	492	558
Preferred Redeemable Stock (Liquidation value 2001—$228; 2000—$233)	227	232
Commitments and Contingencies		
Common Stockholders' Equity (Deficit)		
Common stock, $.01 par value; shares authorized—315,000,000; shares issued (2001—110,344,796; 2000—110,088,522)	1	1
Additional paid-in capital	1,451	1,459
Accumulated deficit	(518)	(94)
Accumulated other comprehensive income (loss)	(305)	(5)
Treasury stock (2001—25,136,582 shares; 2000—26,994,364 shares)	(1,060)	(1,130)
Total common stockholders' equity (deficit)	(431)	231
Total Liabilities and Stockholders' Equity (Deficit)	$ 12,955	$ 10,877

Consolidated Statements of Operations

Northwest Airlines Corporation

	Year Ended December 31		
(in millions, except per share amounts)	2001	2000	1999
Operating Revenues			
Passenger	$ 8,417	$ 9,653	$ 8,692
Cargo	720	857	732
Other	768	730	709
Total operating revenues	9,905	11,240	10,133
Operating Expenses			
Salaries, wages and benefits	3,963	3,610	3,393
Aircraft fuel and taxes	1,727	1,872	1,191
Depreciation and amortization	690	617	500
Aircraft maintenance materials and repairs	669	640	635
Other rentals and landing fees	533	513	486
Commissions	500	663	736
Aircraft rentals	447	423	355
Other	2,244	2,333	2,123
Total operating expenses	10,773	10,671	9,419
Operating Income (Loss)	(868)	569	714
Other Income (Expense)			
Airline Stabilization Act funds	461	—	—
Interest expense	(369)	(350)	(379)
Interest capitalized	29	23	16
Interest of mandatorily redeemable preferred security holder	(25)	(27)	(27)
Investment income	66	62	40
Earnings of affiliated companies	(5)	92	84
Other, net	41	66	39
Total other income (expense)	198	(134)	(227)
Income (Loss) Before Income Taxes	(670)	435	487
Income tax expense (benefit)	(247)	179	187
Net Income (Loss)	(423)	256	300
Preferred stock requirements	(1)	(1)	(1)
Net Income (Loss) Applicable to Common Stockholders	$ (424)	$ 255	$ 299
Earnings (Loss) Per Common Share:			
Basic	$ (5.03)	$ 3.09	$ 3.69
Diluted	$ (5.03)	$ 2.77	$ 3.26

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Northwest Airlines Corporation

	Year Ended December 31		
(in millions)	**2001**	2000	1999
Cash Flows From Operating Activities			
Net income (loss)	$ (423)	$ 256	$ 300
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	690	617	500
Income tax expense (benefit)	(247)	179	187
Net payments of income taxes	(24)	(61)	(65)
Pension and other postretirement benefit contributions less than expense	189	72	166
Sale proceeds of frequent flyer miles less than revenue	(48)	(161)	(42)
Net loss (earnings) of affiliates	64	(65)	—
Other, net	46	(26)	(5)
Changes in certain assets and liabilities:			
Decrease (increase) in accounts receivable	102	(31)	103
Decrease (increase) in flight equipment spare parts	8	(2)	12
Decrease (increase) in supplies, prepaid expenses and other	79	(54)	(57)
Increase (decrease) in air traffic liability	16	(27)	250
Increase (decrease) in accounts payables	91	97	(143)
Increase in other liabilities	220	43	72
Increase (decrease) in accrued liabilities	(117)	56	(19)
Net cash provided by operating activities	646	893	1,259
Cash Flows From Investing Activities			
Capital expenditures	(1,253)	(672)	(1,038)
Purchases of short-term investments	(205)	(194)	(288)
Proceeds from maturities of short-term investments	135	198	330
Proceeds from sale of property, equipment and other assets	602	97	63
Investments in affiliated companies and other, net	(9)	(8)	(40)
Net cash used in investing activities	(730)	(579)	(973)
Cash Flows From Financing Activities			
Payment of long-term debt	(152)	(1,268)	(1,681)
Payment of capital lease obligations	(65)	(60)	(57)
Payment of short-term borrowings	(1,261)	—	(102)
Proceeds from long-term debt	2,102	614	779
Proceeds from short-term borrowings	1,245	—	—
Proceeds from sale and leaseback transactions	84	387	1,095
Other, net	(50)	(43)	(51)
Net cash provided by (used in) financing activities	1,903	(370)	(17)
Increase (Decrease) in Cash and Cash Equivalents	1,819	(56)	269
Cash and cash equivalents at beginning of period	693	749	480
Cash and cash equivalents at end of period	$ 2,512	$ 693	$ 749
Available to be borrowed under credit facilities	$ —	$ 1,116	$ 1,573

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Common Stockholders' Equity (Deficit)

Northwest Airlines Corporation

(in millions)	Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance January 1, 1999	109.0	$ 1	$ 1,445	$ (649)	$ (68)	$(1,206)	$ (477)
Net income	—	—	—	300	—	—	300
Other comprehensive income	—	—	—	—	59	—	59
Comprehensive income, net of tax							359
Accretion of Series C Preferred Stock	—	—	—	(1)	—	—	(1)
Series C Preferred Stock converted to Common Stock	0.6	—	19	—	—	—	19
Common Stock held in rabbi trusts	—	—	(11)	—	—	57	46
Other	—	—	1	1	—	—	2
Balance December 31, 1999	109.6	1	1,454	(349)	(9)	(1,149)	(52)
Net income	—	—	—	256	—	—	256
Other comprehensive income	—	—	—	—	4	—	4
Comprehensive income, net of tax							260
Accretion of Series C Preferred Stock	—	—	—	(1)	—	—	(1)
Series C Preferred Stock converted to Common Stock	0.3	—	11	—	—	—	11
Common Stock held in rabbi trusts	—	—	(11)	—	—	19	8
Other	0.2	—	5	—	—	—	5
Balance December 31, 2000	110.1	1	1,459	(94)	(5)	(1,130)	231
Net loss	—	—	—	(423)	—	—	(423)
Other comprehensive loss	—	—	—	—	(300)	—	(300)
Comprehensive loss, net of tax							(723)
Accretion of Series C Preferred Stock	—	—	—	(1)	—	—	(1)
Series C Preferred Stock converted to Common Stock	0.2	—	6	—	—	—	6
Common Stock held in rabbi trusts	—	—	(16)	—	—	70	54
Other	—	—	2	—	—	—	2
Balance December 31, 2001	110.3	$ 1	$ 1,451	$ (518)	$ (305)	$(1,060)	$ (431)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – Northwest Airlines Corporation ("NWA Corp.") is a holding company whose principal indirect operating subsidiary is Northwest Airlines, Inc. ("Northwest"). The consolidated financial statements include the accounts of NWA Corp. and all consolidated subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated. Investments in 20% to 50% owned companies, as well as Orbitz, LLC and NWA Funding, LLC are accounted for by the equity method. Other investments are accounted for by the cost method.

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

Business – Northwest's operations comprise approximately 95% and 96% of the Company's consolidated operating revenues and expenses, respectively. Northwest is a major air carrier engaged principally in the commercial transportation of passengers and cargo, directly serving more than 145 cities in 22 countries in North America, Asia and Europe. Northwest's global airline network includes domestic hubs at Detroit, Minneapolis/St. Paul and Memphis, an extensive Pacific route system with a hub in Tokyo, a trans-Atlantic alliance with KLM Royal Dutch Airlines ("KLM"), which operates through a hub in Amsterdam, and a global alliance with Continental Airlines, Inc. ("Continental").

Flight Equipment Spare Parts – Flight equipment spare parts are carried at average cost. An allowance for depreciation is provided at rates which depreciate cost, less residual value, over the estimated useful lives of the related aircraft.

Property, Equipment and Depreciation – Owned property and equipment are stated at cost. Property and equipment acquired under capital leases are stated at the lower of the present value of minimum lease payments or fair market value at the inception of the lease. Property and equipment are depreciated to residual values using the straight-line method over the estimated useful lives of the assets, which generally range from four to 25 years for flight equipment and three to 32 years for other property and equipment. Leasehold improvements are generally amortized over the remaining period of the lease or the estimated service life of the related asset, whichever is less. Property and equipment under capital leases are amortized over the lease terms or the estimated useful lives of the assets.

The Company accounts for certain airport leases under the Emerging Issues Task Force ("EITF") Issue No. 99-13, *Application of EITF Issue No. 97-10, The Effect of Lessee Involvement in Asset Construction, and FASB Interpretation No. 23, Leases of Certain Property Owned by a Governmental Unit or Authority, to Entities that Enter into Leases with Governmental Entities,* which requires the financing related to certain guaranteed airport construction projects committed to after September 23, 1999, to be recorded on the balance sheet. These capitalized expenditures of $150 million at December 31, 2001, are recorded in other property and equipment with the corresponding obligation included in long-term obligations under capital leases, and relate to airport improvements at Minneapolis/St. Paul, Memphis and Seattle.

Airframe and Engine Maintenance – Routine maintenance, airframe and engine overhauls are charged to expense as incurred, except engine overhaul costs covered by third-party maintenance agreements, which are accrued on the basis of hours flown. Modifications that enhance the operating performance or extend the useful lives of airframes or engines are capitalized and amortized over the remaining estimated useful life of the asset.

International Routes – The Company's international routes result from the U.S.-Japan bilateral aviation agreement, which establishes rights to carry traffic between Japan and the U.S., and extensive "fifth freedom" rights between Japan and India, the South Pacific and other Asian destinations. "Fifth freedom" rights allow Northwest to operate service from any gateway in Japan to points beyond Japan and carry Japanese originating passengers. These rights have no termination date, and the Company has the supporting infrastructure (airport gates, slots and terminal facility leases) in place to operate air service to Japan from its U.S. hub airports indefinitely. Through the end of 2001, the international routes were amortized on a straight-line basis over 40 years. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other*

Intangible Assets. SFAS 142 requires that companies test goodwill and indefinite lived intangible assets for impairment on an annual basis rather than amortize such assets. The Company adopted SFAS 142 on January 1, 2002, and as a result will no longer amortize its international routes and goodwill.

During the first half of 2002, the Company will perform the required impairment tests of goodwill and indefinite lived intangible assets by comparing the carrying values to prices of similar assets in the market place or other appropriate valuation techniques. Any impairment recorded as a result of adopting this standard will be recorded as a change in accounting principle. Any subsequent impairment charge would be recorded as an operating expense. The effect, if any, of these tests on the earnings and financial position of the Company has not yet been determined.

Impairment of Long-Lived Assets – The Company evaluates long-lived assets for potential impairment in compliance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* The Company records, in depreciation expense, impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 supersedes SFAS No. 121, but retains its fundamental provisions for recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. The Company adopted the provisions of this statement on January 1, 2002, the implementation of which will have no material effect on the Company's results of operation or financial condition.

The Company recorded non-cash impairment charges of $161 million to reflect reductions in the estimated market values of certain aircraft and related inventory in the third and fourth quarters of 2001 due to reduced demand resulting from the events of September 11, 2001. The impairment charge consisted of a $96 million write-down to market value of 25 Boeing 727 aircraft and five Boeing 747 freighter aircraft. The remaining $65 million of impairment charges related to seven non-operating aircraft that had been stored for future sale, two DC9 aircraft and three Boeing 727 aircraft retired during 2001, and four Boeing 747-200 aircraft retired or scheduled to be retired by 2004. In reducing these net book values, the Company considered recent transactions involving sales of similar aircraft, outside appraisals and market trends in aircraft dispositions to determine the fair market value of these assets. These impairment charges, which were recorded in depreciation and amortization, also included a $9 million write-down of related spare parts to their estimated fair market value.

In December 2000, the Company decided to accelerate the retirement of 21 DC10-40 and six DC10-30 aircraft, replacing them with recently ordered Airbus A330 and Boeing 757-300 aircraft. As a result of this decision, the Company recorded a non-cash fleet disposition charge of $125 million in depreciation and amortization. The Company considered recent transactions involving sales of similar aircraft and market trends in aircraft dispositions to reduce the net book value to reflect the fair market value of these assets. The fleet disposition charge included a $29 million write-down of related spare parts to their estimated fair market value.

Frequent Flyer Program – The estimated incremental cost of providing travel awards earned under Northwest's WorldPerks frequent flyer program is accrued. The Company also sells mileage credits to participating companies in its frequent flyer program. A portion of such revenue is deferred and amortized as transportation is provided.

Operating Revenues – Passenger and cargo revenues are recognized when the transportation is provided. The air traffic liability represents the estimated value of sold but unused tickets and is regularly evaluated by the Company.

Advertising – Advertising costs, included in other operating expenses, are expensed as incurred and were $98 million, $127 million and $124 million in 2001, 2000 and 1999, respectively.

Employee Stock Options – The Company uses the intrinsic value method prescribed by Accounting Principles Board

Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recognized to the extent the market price of the common stock exceeds the exercise price of the stock option at the date of the grant.

Foreign Currency – Assets and liabilities denominated in foreign currency are remeasured at current exchange rates with resulting gains and losses generally included in net income. The Preferred Security (see Note 5) and other assets and liabilities associated with certain properties located outside of the U.S. whose cash flows are primarily in the local functional currency are translated at current exchange rates, with translation gains and losses recorded directly to accumulated other comprehensive income (loss), a component of common stockholders' equity (deficit).

Income Taxes – The Company accounts for income taxes utilizing the liability method. Deferred income taxes are primarily recorded to reflect the tax consequences of differences between the tax and financial reporting bases of assets and liabilities.

Use of Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2—Earnings (Loss) Per Share Data

The following table sets forth the computation of basic and diluted earnings (loss) per common share for the years ended December 31:

(in millions, except share data)	2001	2000	1999
NUMERATOR:			
Net income (loss) applicable to common stockholders for basic earnings (loss) per share	$ (424)	$ 255	$ 299
Effect of dilutive securities – Series C Preferred Stock	—	1	1
Net income (loss) applicable to common stockholders after assumed conversions for diluted earnings (loss) per share	$ (424)	$ 256	$ 300
DENOMINATOR:			
Weighted-average shares outstanding for basic earnings (loss) per share	84,280,222	82,629,233	81,255,097
Effect of dilutive securities:			
Series C Preferred Stock	—	6,941,938	7,378,216
Shares held in non-qualified rabbi trusts	—	2,183,978	3,031,275
Employee stock options	—	500,317	373,012
Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings (loss) per share	84,280,222	92,255,466	92,037,600

For the year ended December 31, 2001, no incremental shares related to dilutive securities were added to the denominator because the inclusion of such shares would be anti-dilutive.

For additional disclosures regarding the Series C Preferred Stock, shares held in rabbi trusts and employee stock options, see Notes 6 and 7.

NOTE 3—LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt as of December 31 consisted of the following:

(in millions, with interest rates as of December 31, 2001)	2001	2000
Unsecured notes due 2004 through 2039, 8.5% weighted-average rate *(a)*	$ 1,291	$ 990
Revolving Credit Facilities due 2005, 4.1% *(b)*	962	—
Pass-through trust certificates due through 2019, 7.8% weighted-average rate *(c)*	820	579
Equipment pledge notes due through 2013, 4.1% weighted-average rate *(d)*	654	300
Secured notes due through 2009, 3.2% weighted-average rate	339	349
Aircraft notes due through 2016, 6.0% weighted-average rate	315	331
NWA Trust No. 2 aircraft notes due through 2012, 9.8% weighted-average rate *(e)*	230	241
Sale-leaseback financing obligations due through 2020, 9.9% imputed rate *(f)*	219	223
NWA Trust No. 1 aircraft notes due through 2006, 8.6% weighted-average rate *(g)*	141	161
Other	80	68
Total debt	5,051	3,242
Less current maturities	223	191
Long-term debt	$ 4,828	$ 3,051

(a) In March 1997, the Company issued $150 million of 8.375% notes due 2004 and $100 million of 8.70% notes due 2007. In March 1998, the Company issued $200 million of 7.625% notes due 2005 and $200 million of 7.875% notes due 2008. In April 1999, the Company issued $200 million of 8.52% notes due 2004. In August 1999, the Company completed the retail issuance of $143 million of 9.5% of senior unsecured quarterly interest bonds, maturing in 2039. These bonds may be redeemed by Northwest beginning in 2004 without penalty. In May 2001, the Company issued $300 million of 8.875% notes due 2006. Interest on the notes is payable semi-annually.

(b) The Company's unsecured credit facilities were amended on October 23, 2001. The amended secured credit agreement consists of (i) a $725 million revolving facility ($13 million of which has been utilized as letters of credit as of December 31, 2001) available until October 2005, and (ii) a $250 million 364-day revolving credit facility expiring in October 2002 and renewable annually at the option of the lenders; however, to the extent any portion of the $250 million facility is not renewed for an additional 364-day period, the Company may borrow up to the entire non-renewed portion of the facility and such borrowings would then mature in October 2005. This credit agreement is secured by the Company's Pacific route system and certain aircraft. Borrowings under these secured credit facilities currently bear interest at a variable rate equal to the three-month London Interbank Offered Rate ("LIBOR") plus 2.0% (4.1% at December 31, 2001).

Commitment fees are payable by the Company on the unused portion of the revolving credit facilities at a variable rate equal to .35% per annum at December 31, 2001, and are not considered material.

The credit agreement contains certain financial covenants, including limitations on secured indebtedness (excluding secured indebtedness for new aircraft and airport facilities) and certain equity redemptions and dividends, as well as the requirement to maintain a certain level of liquidity.

(c) In 1999, the Company completed public offerings of $795 million in pass-through certificates to finance seven Airbus A320, 14 Airbus A319 and 14 AVRO RJ85 aircraft. In June 2000, the Company completed a public offering of $522 million in pass-through trust certificates to finance 13 new Airbus A319 aircraft delivered in 2001 and to refinance six Boeing 757-200 aircraft delivered in 1996. In June 2001, the Company completed a pre-funded offering of $581 million of pass-through trust certificates to finance the acquisition of 14 aircraft consisting of nine new Airbus A319 aircraft, three new Boeing 757-300 aircraft and two new Boeing 747-400 aircraft scheduled for delivery between March and December 2002. In July 2001, the Company completed a public offering of $396 million in European pass-through trust certificates to finance nine new Airbus A319 aircraft and five new Airbus A320 aircraft delivered or scheduled for delivery beginning in November 2001 through July 2002.

The pre-funded cash proceeds from the pass-through certificates were deposited with an escrow agent and are not assets or direct obligations of, or guaranteed by, the Company and are therefore not included in the Consolidated Financial Statements. As aircraft are delivered or refinanced, the Company utilizes the cash proceeds to finance these aircraft as secured debt financing for ownership or as non-recourse debt used for leveraged lease financing. If a leveraged lease is obtained for any aircraft, under which the aircraft would be acquired, then sold and leased back to Northwest, the debt associated with the aircraft becomes part of the lease and will not be a direct obligation of the Company or Northwest. Lease obligations for any lease that qualifies as an operating lease under SFAS No. 13 are disclosed in Note 4 to the Consolidated Financial Statements.

At December 31, 2001, $820 million of the equipment notes underlying the pass-through certificates issued for 35 aircraft are direct obligations of Northwest. Interest on the pass-through certificates is payable semi-annually. At December 31, 2001, $886 million of the unused proceeds from the offerings were held in escrow and are not recorded as an asset or direct obligation of NWA Corp. or Northwest.

(d) The equipment pledge notes include new financing completed during 2001, of $413 million for the acquisition of six Airbus A319 aircraft, one Airbus A320 aircraft and five Boeing 757 Aircraft. Interest on the notes is payable semi-annually.

(e) In December 1994, the Company completed a structured aircraft financing transaction in which 13 Airbus A320 aircraft were transferred from Northwest (subject to existing indebtedness) to an owner trust (NWA Trust No. 2). The limited partnership, of which Northwest is the limited partner and Norbus, Inc. (an affiliate of Airbus Industrie A.I.E.) is the general partner, is the sole equity participant in the owner trust. All proceeds from the transaction were used to repay equipment pledge notes, which had previously been issued to finance the acquisition of these aircraft by Northwest. The aircraft were simultaneously leased back to Northwest.

Financing of $352 million was obtained through the issuance of $176 million of 9.25% Class A Senior Aircraft Notes, $66 million of 10.23% Class B Mezzanine Aircraft Notes, $44 million of 11.30% Class C Mezzanine Aircraft Notes and $66 million of 13.875% Class D Subordinated Aircraft Notes. The Class D notes were repaid in December 1997. The notes are payable semi-annually from rental payments made by Northwest under the lease of the aircraft and are secured by the aircraft subject to the lease as well as the lease itself.

(f) In March 1992, the Company completed agreements with the Minneapolis/St. Paul Metropolitan Airports Commission ("MAC") for the sale and leaseback of various corporate assets. The sale-leaseback agreements, which are accounted for as debt, call for increasing quarterly payments over a 30-year term and include a provision that gives the Company the option to repurchase the assets. The agreements with the MAC are part of a group of financing arrangements with the State of Minnesota and other government agencies.

In January 2002, the MAC refinanced the debt that financed the MAC's original purchase of Northwest assets. The refinanced bonds carry an average coupon rate of 8.92%. The savings generated by this refinancing will be passed on to Northwest as reduced lease payments to the MAC.

(g) In March 1994, Northwest consummated a financing transaction in which six Boeing 747-200 and four Boeing 757 aircraft were sold to an owner trust (NWA Trust No. 1) of which NWA Aircraft Finance, Inc., an indirect subsidiary of the Company, is the sole equity participant. A portion of the purchase price was financed through the issuance of $177 million of 8.26% Class A Senior Aircraft Notes and $66 million of 9.36% Class B Subordinated Aircraft Notes. The aircraft were simultaneously leased back to Northwest. The notes are payable semi-annually from rental payments made by Northwest under the lease of the aircraft and are secured by the aircraft subject to the lease as well as the lease itself.

Maturities of long-term debt for the five years subsequent to December 31, 2001 are as follows (in millions):

2002	$ 223
2003	170
2004	517
2005	1,341
2006	469

At December 31, 2001, the Company was in compliance with the covenants of all of its debt and lease agreements. Various assets, principally aircraft and route authorities, having an aggregate book value of $4.6 billion at December 31, 2001, were pledged under various loan agreements.

The weighted-average interest rates on short-term borrowings outstanding at December 31 were 3.59%, 6.57% and 5.83% for 2001, 2000 and 1999, respectively.

Cash payments of interest, net of capitalized interest, aggregated $307 million, $312 million and $342 million in 2001, 2000 and 1999, respectively.

Manufacturer financing utilized in connection with the acquisition of aircraft was $21 million, $254 million and $658 million in 2001, 2000 and 1999, respectively. These amounts are considered non-cash transactions and are therefore excluded from proceeds from long-term debt and capital expenditures in the Consolidated Statements of Cash Flows. These amounts are included in the Consolidated Balance Sheets as long-term debt and flight equipment.

NOTE 4—LEASES

The Company leases under noncancelable operating leases certain aircraft, space in airport terminals, land and buildings at airports, ticket, sales and reservations offices, and other property and equipment, which expire in various years through 2030. Certain aircraft and portions of facilities are subleased under noncancelable operating leases expiring in various years through 2020.

Rental expense for all operating leases for the years ended December 31 consisted of the following:

(in millions)	2001	2000	1999
Gross rental expense	$ 811	$ 765	$ 650
Sublease rental income	(129)	(110)	(88)
Net rental expense	$ 682	$ 655	$ 562

At December 31, 2001, Northwest leased 129 of the 428 aircraft it operates. Of these, 21 were capital leases and 108 were operating leases. Base term lease expiration dates range from 2002 to 2009 for aircraft under capital leases, and from 2002 to 2023 for aircraft under operating leases. Northwest's aircraft leases can generally be renewed for terms ranging from one to nine years at rates based on the aircraft's fair market value at the end of the lease term. Of the 129 aircraft lease agreements, 119 provide Northwest with purchase options during the lease, at the end of the lease or both on terms that approximate fair market value.

At December 31, 2001, future minimum lease payments under capital leases and noncancelable operating leases with initial or remaining terms of more than one year were as follows:

	Capital	Operating Lease	
(in millions)	Leases	Aircraft	Non-aircraft
2002	$ 287	$ 560	$ 147
2003	101	555	144
2004	75	547	132
2005	64	536	118
2006	50	545	114
Thereafter	527	4,799	850
	1,104	7,542	1,505
Less sublease rental income		411	26
Total minimum operating lease payments		$ 7,131	$ 1,479
Less amounts representing interest	518		
Present value of future minimum capital lease payments	586		
Less current obligations under capital leases	193		
Long-term obligations under capital leases	$ 393		

The above table includes operating leases for 58 aircraft operated and leased by Pinnacle Airlines, Inc. ("Pinnacle Airlines"), formerly Express Airlines I, Inc., a wholly-owned subsidiary, and 74 aircraft operated by and subleased to Mesaba Aviation, Inc. ("Mesaba") an equity investee of the Company. Base term lease expiration dates for Northwest range from 2002 to 2020. These aircraft leases can generally be renewed by Northwest for terms ranging from one to nine years at rates based on the aircraft's fair market value at the end of the lease term.

The Company began utilizing the new Detroit Northwest WorldGateway in February 2002. Incremental airport space rentals associated with this facility are not included in the non-aircraft operating lease amounts above and approximate $5 million per year.

Note 5—Mandatorily Redeemable Preferred Security of Subsidiary Which Holds Solely Non-Recourse Obligation of Company

In October 1995, the Company completed a restructuring of its yen-denominated non-recourse obligation secured by land and buildings the Company owns in Tokyo. A newly formed consolidated subsidiary of the Company (the "Subsidiary") entered into a Japanese business arrangement designated under Japanese law as a tokumei kumiai ("TK"). Pursuant to the TK arrangement, the holder of the non-recourse obligation restructured such obligation and then assigned title to and ownership of such obligation to the Subsidiary as operator under the TK arrangement in exchange for a preferred interest in the profits and returns of capital from the business of the Subsidiary (the "Preferred Security"). The restructured non-recourse obligation is the sole asset of the Subsidiary. As a result of this restructuring, the original holder of such non-recourse obligation ceased to be a direct creditor of the Company and the Company's obligation is reflected in the Company's Consolidated Balance Sheet as Mandatorily Redeemable Preferred Security of Subsidiary Which Holds Solely Non-Recourse Obligation of Company. Northwest Airlines Holdings Corporation has guaranteed the obligation of the Subsidiary to distribute payments on the Preferred Security pursuant to the TK arrangement if and to the extent payments are received by the Subsidiary.

The restructured obligation matures in three approximately equal annual installments due in 2005, 2006 and 2007. In addition to these installments, cash payments of interest and principal are made semi-annually throughout the term. The rate of interest varies from period to period and is capped at 6%. The obligation is non-recourse to the Company. The Company has the ability (exercisable at any time after September 30, 2001) to transfer the land and buildings in full satisfaction of all Company obligations related to the financing.

The carrying value is being accreted over 12 years from October 1995 to the ultimate maturity value of 69.98 billion yen ($530 million based on the December 31, 2001 exchange rate). Such accretion is included as a component of interest of mandatorily redeemable preferred security holder.

Note 6—Preferred Redeemable and Common Stock

Series C Preferred Stock – As part of labor agreements reached in 1993, the Company issued to trusts for the benefit of participating employees 9.1 million shares of a new class of Series C cumulative, voting, convertible, redeemable preferred stock, par value of $.01 per share (the "Series C Preferred Stock") and 17.5 million shares of Common Stock and provided the union groups with three positions on the Board of Directors. NWA Corp. has authorized 25 million shares of Series C Preferred Stock. The Series C Preferred Stock ranks senior to Common Stock with respect to liquidation and certain dividend rights. As long as the Common Stock is publicly traded, no dividends accrue on the Series C Preferred Stock. Each share of the Series C Preferred Stock is convertible at any time into 1.364 shares of Common Stock. As of December 31, 2001, 4.2 million shares of Series C Preferred Stock have been converted into Common Stock and the remaining 4.9 million shares outstanding are convertible into 6.6 million shares of Common Stock. During 2001, 127,305 shares of Series C Preferred Stock were converted into 173,642 shares of Common Stock.

All the outstanding shares of Series C Preferred Stock are required to be redeemed in 2003 for a pro rata share of actual wage savings ($228 million as of December 31, 2001). NWA Corp. has the option to redeem such shares in cash, by the issuance of additional Common Stock, or by the use of cash and stock. A decision to issue only additional Common Stock must be approved by a majority of the three directors elected by the holders of the Series C Preferred Stock. If NWA Corp. fails to redeem the Series C Preferred Stock, dividends will accrue at the higher of (i) 12% or (ii) the highest penalty rate on any then outstanding series of preferred stock, and the employee unions will receive three additional Board of Directors positions. The financial statement carrying value of the Series C Preferred Stock is being accreted over 10 years commencing August 1993 to the ultimate redemption amount. Prior to 2003, NWA Corp. at its option may redeem in whole or in part the Series C Preferred Stock at its liquidation value.

Common Stock – The Company was required to adopt the provisions of EITF Issue No. 97-14, *Accounting for*

Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust, on September 30, 1998. As a result, the Company revised its consolidation of the assets and liabilities of the non-qualified rabbi trusts. The 141,021 and 1,998,806 shares of Common Stock as of December 31, 2001, and 2000, respectively, that are held in the trusts are recorded similar to treasury stock and the deferred compensation liability is recorded in other long-term liabilities. The Company elected to record the difference between the market value of the common shares and the historical cost of the shares in the trusts at the date of adoption as a credit to common stockholders' equity (deficit), net of tax. After the adoption date, but prior to settlement through either contribution to qualified trusts or diversification, increases or decreases in the deferred compensation liability will be recognized in earnings to the extent the Common Stock market price exceeds the average historical cost of the shares of $38.04 per share or falls below the September 30, 1998 price of $25.06 per share, respectively. For the purpose of computing diluted earnings per share, the shares held by the rabbi trusts are considered potentially dilutive securities. The Company has classified the diversified assets held by the rabbi trusts as trading and recorded them at fair market value.

Stockholder Rights Plan – Pursuant to the Stockholder Rights Plan (the "Rights Plan"), each share of Common Stock has attached to it a right and, until the rights expire or are redeemed, each new share of Common Stock issued by NWA Corp., including the shares of Common Stock into which the Series C Preferred Stock is convertible, will include one right. Upon the occurrence of certain events, each right entitles the holder to purchase one one-hundredth of a share of Series D Junior Participating Preferred Stock at an exercise price of $150, subject to adjustment. The rights become exercisable only after any person or group (other than the trusts holding Common Stock for the benefit of employees) acquires beneficial ownership of 19% or more (25% or more in the case of certain Institutional Investors) of NWA Corp.'s "outstanding" Common Stock (as defined in the Rights Plan) or commences a tender or exchange offer that would result in such person or group acquiring beneficial ownership of 19% or more (25% or more in the case of certain Institutional Investors) of NWA Corp.'s outstanding Common Stock. If any person or group acquires beneficial ownership of 19% or more (25% or more in the case of certain Institutional Investors) of NWA Corp.'s outstanding Common Stock, the holders of the rights (other than the acquiring person or group) will be entitled to receive upon exercise of the rights, Common Stock of NWA Corp. having a market value of two times the exercise price of the right. In addition, if after the rights become exercisable NWA Corp. is involved in a merger or other business combination or sells more than 50% of its assets or earning power, each right will entitle its holder (other than the acquiring person or group) to receive common stock of the acquiring company having a market value of two times the exercise price of the rights. The rights expire on November 16, 2005 and may be redeemed by NWA Corp. at a price of $.01 per right prior to the time they become exercisable.

Note 7—Stock Options

NWA Corp. has stock option plans for officers and key employees of the Company. Options generally become exercisable in equal annual installments over four or five years and expire 10 years from the date of the grant. NWA Corp.'s policy is to grant options with the exercise price equal to the market price of the Common Stock on the date of grant. To the extent options are granted with an exercise price less than the market price on the date of the grant, compensation expense is recognized over the vesting period of the grant.

The weighted-average fair value of options granted during 2001, 2000 and 1999 is $6.96, $10.77 and $11.84 per option, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option-pricing model assuming weighted-average risk-free interest rates of 4.5%, 6.4% and 5.1% for 2001, 2000 and 1999, respectively, and expected lives of six years and volatility of 30% for all years presented.

In September 1998, in conjunction with the labor agreement reached between Northwest and the Air Line Pilots Association, International, NWA Corp. established the 1998 Pilots Stock Option Plan (the "Pilot Plan"). The Company has reserved for issuance 2.5 million shares of Common Stock under the Pilot Plan.

Following is a summary of stock option activity for the years ended December 31:

(shares in thousands)	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	6,235	$ 29.94	5,067	$ 31.79	4,059	$ 32.41
Granted	3,454	17.98	1,959	25.05	1,499	29.75
Forfeited	(850)	29.61	(620)	33.67	(428)	33.16
Exercised	(82)	14.76	(171)	15.05	(63)	14.29
Outstanding at end of year	8,757	25.40	6,235	29.94	5,067	31.79
Exercisable at end of year	3,259	30.60	2,425	30.28	2,252	27.78
Reserved for issuance	21,815		16,806		10,948	
Available for future grants	7,150		5,613		2,092	

At December 31, 2001:

(shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 4.740 to $25.125	5,483	8.3 years	$ 18.75	1,153	$ 17.50
25.406 to 39.375	2,515	6.5	33.49	1,531	34.69
40.000 to 64.406	759	5.9	46.63	575	45.95

Following is a summary of the Pilot Plan activity for the years ended December 31:

(shares in thousands)	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,987	$ 27.08	1,497	$ 26.81	1,000	$ 27.88
Granted	500	19.62	500	27.88	500	24.69
Exercised	(1)	26.33	(10)	26.82	(3)	27.79
Outstanding at end of year	2,486	25.58	1,987	27.08	1,497	26.81

All outstanding options are exercisable at December 31, 2001, and the weighted-average remaining contractual life was 7.9 years. The weighted-average fair value of options granted during 2001, 2000 and 1999 is $7.37, $11.56 and $10.20 per option, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option-pricing model assuming weighted-average risk-free interest rates of 4.1%, 5.9% and 5.8% for 2001, 2000 and 1999, respectively, an expected life of six years and volatility of 30%.

The Company has adopted the disclosure only provisions of SFAS No. 123, *Accounting for Stock Based Compensation.* Had the Company recorded compensation expense using the fair value method prescribed by SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

	2001	2000	1999
Net income (loss) (in millions):	$ (433)	$ 244	$ 290
Earnings (loss) per share:			
Basic	$ (5.14)	$ 2.95	$ 3.56
Diluted	$ (5.14)	$ 2.65	$ 3.15

Shares of restricted stock were awarded at no cost to certain officers and key employees in 2001, 2000 and 1999. These shares are subject to forfeiture and will be issued when vested. Unearned compensation, representing the fair market value of the stock on the measurement date, is amortized over the four-year vesting period. As of December 31, 2001, 910,186 shares were outstanding and not vested.

A long-term incentive performance plan was established in 2000 under which 464,000 phantom stock units were awarded to certain key officers and continued in 2001 with 492,496 phantom stock units awarded. The units vest over five performance periods upon satisfaction of certain established performance standards. Each unit represents the right to receive a cash payment equal to the market price of the Company's stock as defined in the plan. The fair value of the performance units is equal to the market price on the date of grant, which was $24.55 and $24.69 for the 2001 and 2000 grants.

NOTE 8—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table sets forth information with respect to accumulated other comprehensive income (loss) ("OCI"):

(in millions)	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Hedging Activities	Minimum Pension Liability Adjustment	OCI of Affiliated Companies	Unrealized Gain on Investments	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 1999	$ (41)	$ (21)	$ (6)	$ —	$ —	$ (68)
Before tax amount	(8)	82	9	(5)	15	93
Tax effect	3	(30)	(3)	2	(6)	(34)
Net-of-tax amount	(5)	52	6	(3)	9	59
Balance at December 31, 1999	(46)	31	—	(3)	9	(9)
Before tax amount	11	3	(30)	13	9	6
Tax effect	(4)	(1)	11	(5)	(3)	(2)
Net-of-tax amount	7	2	(19)	8	6	4
Balance at December 31, 2000	(39)	33	(19)	5	15	(5)
Before tax amount	14	(3)	(452)	(8)	(23)	(472)
Tax effect	(5)	1	165	3	8	172
Net-of-tax amount	9	(2)	(287)	(5)	(15)	(300)
Balance at December 31, 2001	$ (30)	$ 31	$ (306)	$ —	$ —	$ (305)

NOTE 9—INCOME TAXES

Income tax expense (benefit) consisted of the following for the years ended December 31:

(in millions)	2001	2000	1999
Current:			
Federal	$ (103)	$ 57	$ 75
Foreign	2	1	3
State	1	6	3
	(100)	64	81
Deferred:			
Federal	(118)	110	98
Foreign	(5)	(1)	(2)
State	(24)	6	10
	(147)	115	106
Total income tax expense (benefit)	$ (247)	$ 179	$ 187

Reconciliations of the statutory rate to the Company's income tax expense (benefit) for the years ended December 31 are as follows:

(in millions)	2001	2000	1999
Statutory rate applied to income (loss) before income taxes	$ (235)	$ 152	$ 171
Add (deduct):			
State income tax expense (benefit) net of federal benefit	(24)	7	8
Non-deductible meals and entertainment	10	11	9
Adjustment to income tax accruals	6	5	—
Other	(4)	4	(1)
Total income tax expense (benefit)	$ (247)	$ 179	$ 187

The net deferred tax liabilities listed below include a current net deferred tax asset of $122 million and $108 million and a long-term net deferred tax liability of $1.01 billion and $1.35 billion as of December 31, 2001 and 2000, respectively.

Significant components of the Company's net deferred tax liability as of December 31 were as follows:

(in millions)	2001	2000
Deferred tax assets:		
Expenses not yet deducted for tax purposes	$ 376	$ 341
Pension and postretirement benefits	413	180
Gains from the sale-leaseback of aircraft	154	165
Rent expense	93	90
Travel award programs	48	55
Leases capitalized for financial reporting purposes	41	52
Net operating loss carryforwards	20	—
Alternative minimum tax credit carryforwards	62	43
Other tax credit carryforwards	23	2
Total deferred tax assets	1,230	928
Deferred tax liabilities:		
Accounting basis of assets in excess of tax basis	1,779	1,744
Expenses other than accelerated depreciation and amortization	323	412
Other	11	17
Total deferred tax liabilities	2,113	2,173
Net deferred tax liability	$ 883	$ 1,245

The Company has certain federal tax deferred assets available for use in the regular tax system or the alternative minimum tax ("AMT") system. The deferred assets available for utilization in the regular system include: AMT credits of $62 million, net operating loss carryforwards of $28 million, general business credits of $9 million and foreign tax credits of $7 million. The deferred assets available for utilization in the AMT system are: net operating loss carryforwards of $85 million and foreign tax credits of $7 million. AMT credits available for use in the regular system have an unlimited carryforward period and all other tax deferred assets in both systems are available for carryforward to years beyond 2001, expiring in 2003 through 2021.

The Company also has the following tax deferred assets available at December 31, 2001 for use in certain states: net operating losses with tax benefit value of approximately $10 million available for carryover and state job credit carryovers of $7 million both available for carryforward to years beyond 2001, expiring in 2006 through 2021.

Note 10—Commitments

The Company's firm aircraft orders for 94 new aircraft to be operated by Northwest consists of scheduled deliveries for 24 Airbus A330 aircraft from 2003 through 2006, eight Airbus A320 aircraft from 2002 through 2004, 41 Airbus A319 aircraft from 2002 through 2003, 19 Boeing 757-200/300 aircraft from 2002 through 2003 and two Boeing 747-400 aircraft in 2002. Eight of the A330 aircraft orders may be cancelled. As of December 31, 2001, the Company also had firm orders for 99 Bombardier CRJ200/440 aircraft, which will be leased or subleased to and operated by Northwest Airlink regional carriers. The Company has the right to defer the scheduled delivery of certain aircraft listed above for up to a maximum of four years. The Company has the option to finance the CRJ200/440 aircraft through long-term operating lease commitments from the manufacturer.

Committed expenditures for these aircraft and related equipment, including estimated amounts for contractual price escalations and predelivery deposits, will be approximately $2.01 billion in 2002, $2.05 billion in 2003, $1.38 billion in 2004, $1.31 billion in 2005, $220 million in 2006 and $33 million in 2007. Consistent with prior practice, the Company intends to finance its aircraft deliveries through a combination of internally generated funds, debt and long-term lease financings. Financing commitments available for use by the Company are in place for all of the aircraft on order.

Note 11—Contingencies

The Company is involved in a variety of legal actions relating to antitrust, contract, trade practice, environmental and other legal matters pertaining to the Company's business. While the Company is unable to predict the ultimate outcome of these legal actions, it is the opinion of management that the disposition of these matters will not have a material adverse effect on the Company's Consolidated Financial Statements taken as a whole.

Note 12—Pension and Other Postretirement Health Care Benefits

The Company has several noncontributory pension plans covering substantially all of its employees. The benefits for these plans are based primarily on years of service and, in some cases, employee compensation. It is the Company's policy to annually fund at least the minimum contribution as required by the Employee Retirement Income Security Act of 1974. In 2000, the Company made contributions of $36 million in excess of its minimum requirement. The Company did not make any excess contributions in 2001 or 1999.

The Company sponsors various contributory and noncontributory medical, dental and life insurance benefit plans covering certain eligible retirees and their dependents. The expected future cost of providing such postretirement benefits is accrued over the service life of active employees. Retired employees are not offered Company-paid medical and dental benefits after age 64, with the exception of certain employees who retired prior to 1987 and receive lifetime Company-paid medical and dental benefits. Prior to age 65, the retiree share of the cost of medical and dental coverage is based on a combination of years of service and age at retirement. Medical and dental benefit plans are unfunded and costs are paid as incurred. The pilot group is provided Company-paid life insurance coverage in amounts which decrease based on age at retirement and age at time of death.

On June 1, 2000, the Company amended the pension plan of contract employees represented by the International Brotherhood of Teamsters ("IBT"). The plan amendment resulted in an 85% benefit level increase for IBT workers and is retroactive to participants who terminated after December 31, 1992. The plan liability was remeasured as of June 30, 2000 at a discount rate of 8.2% and resulted in increases to pension expense on a prorated basis for 2000 of $13 million and on an annual basis of $30 million.

On May 11, 2001, the Company amended the pension plan of contract employees represented by the Aircraft Mechanics Fraternal Association ("AMFA"). The plan amendment resulted in a benefit level increase of 113% for mechanics and 84% for cleaners and custodians. The amended benefit increases are retroactive to participants who terminated after October 2, 1996 and to certain participants that retired after April 30, 1992, subject to specific criteria. The plan liability was remeasured as of June 30, 2001 at a discount rate of 7.9% and resulted in increases to pension expense on a prorated basis for 2001 of $30 million and on an annual basis of $59 million.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets:

(in millions)	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 5,491	$ 4,647	$ 531	$ 391
Service cost	188	149	19	14
Interest cost	451	397	40	32
Plan amendments	356	157	16	23
Actuarial loss (gain) and other	497	381	73	96
Benefits paid	(309)	(240)	(32)	(25)
Benefit obligation at end of year	6,674	5,491	647	531
Change in plan assets:				
Fair value of plan assets at beginning of year	5,005	5,166	5	5
Actual return on plan assets	(370)	(7)	—	—
Employer contributions	73	86	32	25
Benefits paid	(309)	(240)	(32)	(25)
Fair value of plan assets at end of year	4,399	5,005	5	5
Funded status – underfunded	(2,275)	(486)	(642)	(526)
Unrecognized net actuarial loss (gain)	1,082	(280)	234	166
Unrecognized prior service cost	905	630	48	36
Net amount recognized	$ (288)	$ (136)	$ (360)	$ (324)

Amounts recognized in the Consolidated Balance Sheets as of December 31 were as follows:

(in millions)	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Prepaid benefit cost	$ 6	$ 89	$ —	$ —
Intangible asset	943	376	—	—
Accrued benefit liability	(1,719)	(631)	(360)	(324)
Accumulated other comprehensive loss	482	30	—	—
Net amount recognized	$ (288)	$ (136)	$ (360)	$ (324)

The Company's pension plans with accumulated benefit obligations in excess of plan assets as of December 31 were as follows:

(in millions)	2001	2000
Projected benefit obligation	$ 6,661	$ 2,064
Accumulated benefit obligation	6,086	1,923
Fair value of plan assets	4,384	1,450

Weighted-average assumptions for pension and other benefits as of December 31 were as follows:

	2001	2000	1999
Discount rate	7.5%	7.9%	8.2%
Rate of future compensation increase	3.9%	3.9%	3.9%
Expected long-term return on plan assets	10.5%	10.5%	10.5%

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease .5% per year for six years to 5% in 2008 and remain at that level thereafter.

The components of net periodic cost of defined benefit plans included the following:

(in millions)	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 188	$ 149	$ 167	$ 19	$ 14	$ 14
Interest cost	451	397	363	40	32	27
Expected return on plan assets	(514)	(468)	(403)	—	(1)	(1)
Amortization of prior service cost	75	55	46	3	1	1
Recognized net actuarial loss and other events	31	1	21	6	2	3
Net periodic benefit cost	$ 231	$ 134	$ 194	$ 68	$ 48	$ 44

Assumed health care cost trend rates have a significant impact on the amounts reported under other benefits, above, for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 8	$ (7)
Effect on accumulated postretirement benefit obligations	68	(59)

Note 13—Related Party Transactions

Continental Airlines, Inc. – On November 20, 1998, the Company issued 2.6 million shares of Common Stock and paid $399 million in cash to acquire the beneficial ownership of approximately 8.7 million shares of Class A Common Stock of Continental. Northwest and Continental also entered into a 13-year global strategic commercial alliance that connects the two carriers' networks and includes extensive code-sharing (the joint designation of flights under the Northwest "NW" code and the Continental "CO" code), frequent flyer program reciprocity and other cooperative activities. In connection with the Company's investment in Continental and Northwest's alliance with Continental, the Company entered into agreements with Continental which contained certain restrictions on the Company's ability to vote shares of Continental common stock, to acquire additional shares of Continental common stock and to affect the composition and conduct of Continental's Board of Directors for a 10-year period. Due to the restrictions in these agreements, the Company accounted for its investment under the equity method and recognized its interest in Continental's earnings on a one-quarter lag. The difference between the cost of the Company's investment and the proportionate share of the underlying equity of Continental of $319 million was being amortized over 40 years.

On January 22, 2001, pursuant to an agreement reached in November 2000, (i) the Company sold to Continental approximately 6.7 million shares of the Continental Class A Common Stock held by the Company for $450 million in cash; (ii) subsequently, Continental effected a recapitalization as a result of which the Company's remaining 2.0 million shares of Continental Class A Common Stock were converted into 2.6 million shares of Continental Class B Common Stock; (iii) the Company and Continental extended the term of their alliance agreement through 2025; and (iv) Continental issued to the Company a special series of preferred stock that gives the Company the right to block certain business combinations and similar change of control transactions involving Continental and a third-party major air carrier during the term of the alliance agreement. The preferred stock is subject to redemption by Continental in certain events, including a change of control of the Company. The Company also entered into a revised standstill agreement that contains certain restrictions on the Company's ability to vote and acquire additional shares of Continental common stock. In December 2000, the Company recorded a $26 million loss in other non-operating income (expense) as a result of the sale of the 6.7 million Class A shares to Continental. At December 31, 2000, the remaining 2.6 million Class B shares were being accounted for as marketable securities and $15 million was recorded in unrealized gains in accumulated other comprehensive income (loss). In February 2001, the Company sold the remaining 2.6 million Class B shares for $132 million, as a result of which a pretax gain of $27 million was recorded ($11 million after tax or $.13 per common share).

Mesaba Holdings, Inc. – The Company owns 27.9% of the common stock of Mesaba Holdings, Inc., the holding company of Mesaba, a Northwest Airlink carrier. The Company also has warrants to acquire Mesaba Holdings, Inc. common stock, none of which were in-the-money as of December 31, 2001. The Company accounts for its investment in Mesaba using the equity method.

Northwest and Mesaba signed a 10-year Airline Services Agreement ("ASA") effective July 1, 1997, under which Northwest determines Mesaba's commuter aircraft scheduling and fleet composition. The ASA is structured as a capacity purchase agreement under which Northwest pays Mesaba to operate the flights on Northwest's behalf and Northwest is entitled to all revenues associated with those flights. Under this agreement, Northwest paid Mesaba $398 million, $442 million and $368 million for the years ended December 31, 2001, 2000 and 1999, respectively. These payments are recorded on a net basis as a reduction to passenger revenues. The Company had a payable to Mesaba of $48 million and $22 million as of December 31, 2001 and 2000, respectively. As of December 31, 2001, the Company has leased 49 Saab 340 aircraft, which are in turn subleased to Mesaba. In addition, as of December 31, 2001, the Company has leased 11 owned and subleased 25 leased AVRO regional jet aircraft to Mesaba under a Regional Jet Services Agreement consummated in October 1996.

WORLDSPAN – The Company owns a 33.7% interest in WORLDSPAN, L.P., an affiliate that provides computer reservations services, which it accounts for using the equity method.

NWA Funding, LLC ("NWF") – In December 1999, a Receivables Purchase Agreement (the "Agreement") was executed by Northwest, NWF, a wholly-owned, non-consolidated subsidiary of the Company, and a certain third-party purchaser (the "Purchaser") pursuant to a securitization transaction. Northwest sold $3.14 billion, $3.68 billion and $122 million of accounts receivable on a non-recourse basis to NWF during 2001, 2000 and 1999, respectively. The amount of loss recognized related to receivables securitized at December 31, 2001, was not material. NWF maintained a variable undivided interest in these receivables and was subject to losses on its share of the receivables and, accordingly, maintained an allowance for doubtful accounts. The agreement was a five-year $85 million revolving receivable purchase facility allowing Northwest to sell additional receivables to NWF and NWF to sell variable undivided interests in these receivables to the Purchaser. The fair value of securitized receivables was estimated from the anticipated future cash flows. The Company records the discount on the sale of receivables and its interest in NWF's earnings in other non-operating income (expense). The Agreement provided for the early termination of the Agreement upon occurrence of certain events, including a trigger caused by high passenger refunds as a percentage of sales and a downgrade in the Company's unsecured credit rating, both of which occurred following the events of September 11, 2001. As a result of the termination event, on January 3, 2002, NWF's outstanding revolving facility of $61 million was paid in full and terminated.

Orbitz – The Company owns a 15.6% interest in Orbitz, LLC, an affiliate that provides a travel Web site for consumers providing airfares, rental cars, hotel rooms and more. The Company accounts for Orbitz using the equity method and recognized a $23 million loss in 2001, which represents the Company's share of Orbitz losses.

Note 14—Risk Management and Financial Instruments

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which requires the Company to recognize all derivatives on the balance sheet at fair value. The Company uses derivatives as cash flow hedges to manage the price risk of fuel and its exposure to foreign currency fluctuations. SFAS No. 133

requires that for cash flow hedges, which hedge the exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative's gain or loss be initially reported as a component of other comprehensive income (loss) in the equity section of the balance sheet and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the derivative's gain or loss is reported in earnings immediately.

Risk Management – The Company principally uses derivative financial instruments to manage specific risks and does not hold or issue them for trading purposes. The notional amounts of financial instruments summarized below did not represent amounts exchanged between parties and, therefore, are not a measure of the Company's exposure resulting from its use of derivatives.

Foreign Currency – The Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. The Company's largest exposure comes from the Japanese yen. In 2001, the Company's yen-denominated net cash inflow was approximately 34 billion yen ($369 million).

From time to time the Company uses forward contracts, collars or put options to hedge a portion of its anticipated yen-denominated sales. The changes in market value of such instruments have historically been highly effective at offsetting exchange rate fluctuations in yen-denominated sales. At December 31, 2001, the Company recorded $35 million of unrealized gains in accumulated other comprehensive income (loss) as a result of forward contracts to sell 53.10 billion yen ($464 million) at an average forward rate of 114 yen per dollar with various settlement dates through December 2002. These forward contracts hedge approximately 60% of the Company's anticipated 2002 yen-denominated sales. Hedging gains or losses are recorded in revenue when transportation is provided. The Japanese yen financial instruments utilized to hedge net yen-denominated cash flows resulted in gains of $85 million and $23 million in 2001 and 2000, respectively, and losses of $14 million in 1999.

Counterparties to these financial instruments expose the Company to credit loss in the event of nonperformance, but the Company does not expect any of the counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gains, if any, in such contracts. To manage credit risks, the Company selects counterparties based on credit ratings, limits exposure to a single counterparty and monitors the market position with each counterparty. It is the Company's policy to participate in foreign currency hedging transactions with a maximum span of 25 months.

Aircraft Fuel – The Company is exposed to the effect of changes in the price and availability of aircraft fuel. In order to provide a measure of control over price and supply, the Company trades and ships fuel and maintains fuel storage facilities to support its flight operations. To further manage the price risk of fuel costs, the Company primarily utilizes futures contracts traded on regulated futures exchanges and fuel swap agreements. The changes in market value of such contracts have historically been highly effective at offsetting fuel price fluctuations. It is the Company's policy to participate in hedging transactions with a maximum span of 12 months.

At December 31, 2001, the Company recorded a nominal amount of unrealized gains in accumulated other comprehensive income (loss) as a result of the fuel hedge contracts, which if realized, will be recorded in fuel expense when the related fuel inventory is utilized in 2002. As of December 31, 2001, the Company had hedged approximately 9% of its first quarter 2002 fuel requirements in the form of short-term contracts to secure ongoing operating supplies.

Interest Rates – The Company used financial instruments to hedge its exposure to interest rate fluctuations on the variable rate portion of its pass-through certificates issued in 2000 and 2001 and rate resets on A320 aircraft financing during the fourth quarter of 2001. As of December 31, 2001, the Company has $4 million of unrealized losses in accumulated other comprehensive income (loss) which is amortized over the term of the related obligations.

Equant N.V. – Equant N.V. is an international provider of data network services to multinational businesses, including desktop communications, network services, equipment installation, software development and others. During 1999, the Company sold a portion of its investment for a gain of $48 million ($30 million after tax or $.33 per diluted share). During 2001, the Company sold its remaining investment for a gain of $9 million ($6 million after tax or $.07 per common share).

priceline.com – During 1999, the Company entered into agreements with priceline.com, Inc. to provide ticket inventory for sale through priceline.com's Internet site. As part of the agreements, the Company received warrants for 2,062,500 shares with various vesting requirements. During 1999, the Company exercised 312,500 warrants to purchase 296,354 shares, which were recorded as available for sale investments at December 31, 1999. During 2000, the Company sold its shares outstanding from 1999, additional shares converted from warrants exercised during 2000 and a portion of its remaining warrants for a combined gain of $58 million ($36 million after tax or $.40 per diluted share). During 2001, the remaining 625,000 warrants were sold for a nominal gain.

Fair Values of Financial Instruments – Cash equivalents are carried at cost and consisted primarily of unrestricted money market funds as of December 31, 2001. These instruments approximate fair value due to their short maturity.

The Company classifies investments with a remaining maturity of more than three months on their acquisition date that are expected to be sold or called by the issuer within the next year, and those temporarily restricted, as short-term investments. The carrying values of such investments approximate fair value due to their short maturity. Restricted short-term investments consist primarily of money market funds. During 2001, there were no purchases or sales of short-term investments classified as available-for-sale. During 2000, there were no purchases of short-term investments classified as available-for-sale securities and proceeds from sales of such securities were $18 million.

The financial statement carrying values and estimated fair values of the Company's financial instruments, including current maturities, as of December 31 were:

(in millions)	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-Term Debt	$ 5,051	$ 4,692	$ 3,242	$ 3,286
Mandatorily Redeemable Preferred Security of Subsidiary	492	513	558	506
Series C Preferred Stock	227	202	232	243

The fair values of the Company's long-term debt were estimated using quoted market prices, where available. For long-term debt not actively traded and the Preferred Security, fair values were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of securities. The fair value of the Series C Preferred Stock shares was estimated using current market value of the Common Stock and the Black-Scholes option pricing model.

Note 15—Segment Information

The Company is managed as one cohesive business unit of which revenues are derived primarily from the commercial transportation of passengers and cargo. Operating revenues from flight segments serving a foreign destination are classified into the Pacific or Atlantic regions, as appropriate. The following table shows the operating revenues for each region for the years ended December 31:

(in millions)	2001	2000	1999
Domestic	$ 6,726	$ 7,459	$ 6,833
Pacific, principally Japan	2,144	2,650	2,280
Atlantic	1,035	1,131	1,020
Total operating revenues	$ 9,905	$ 11,240	$ 10,133

The Company's tangible assets consist primarily of flight equipment, which are utilized across geographic markets and therefore have not been allocated.

Note 16—Quarterly Financial Data (Unaudited)

Unaudited quarterly results of operations for the years ended December 31 are summarized below:

(in millions, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001:				
Operating revenues	$ 2,611	$ 2,715	$ 2,594	$ 1,985
Operating loss	(236)	(36)	(155)	(441)
Net income (loss)	$ (171)	$ (55)	$ 19	$ (216)
Basic earnings (loss) per common share	$ (2.05)	$ (.65)	$ .22	$ (2.55)
Diluted earnings (loss) per common share	$ (2.05)	$ (.65)	$ .20	$ (2.55)
2000:				
Operating revenues	$ 2,509	$ 2,885	$ 3,141	$ 2,705
Operating income (loss)	(3)	252	354	(34)
Net income (loss)	$ 3	$ 115	$ 207	$ (69)
Basic earnings (loss) per common share	$ .03	$ 1.40	$ 2.49	$ (.84)
Diluted earnings (loss) per common share	$ .03	$ 1.26	$ 2.23	$ (.84)

The sum of the quarterly earnings per share amounts may not equal the annual amount reported since per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

NOTE 17—SUBSEQUENT EVENTS (UNAUDITED)

Initial Public Offering of Regional Airline Subsidiary – On February 25, 2001, Pinnacle Airlines Corp. ("Pinnacle Corp."), an indirect subsidiary of the Company, filed a registration statement with the Securities and Exchange Commission for an initial public offering of Pinnacle Corp. common stock. Pinnacle Corp. was incorporated in Delaware on January 10, 2002, for the sole purpose of becoming a holding company of Pinnacle Airlines. Immediately prior to the consummation of the offering, the Company will transfer all of the outstanding stock of Pinnacle Airlines to Pinnacle Corp. in exchange for all of the outstanding common stock of Pinnacle Corp., one share of Series A preferred stock of Pinnacle Corp. and a $150 million note issued by Pinnacle Corp. After the offering is complete, the Company will own 13% of Pinnacle Corp.'s outstanding common stock if the over-allotment option granted to the underwriters is not exercised. If the over-allotment option is exercised in full, the Company will not own any shares of Pinnacle Corp.

Effective March 1, 2002, the Company entered into a new Airline Services Agreement ("ASA") with Pinnacle Airlines. The new ASA is a capacity purchase agreement, similar to the agreement previously held with Pinnacle Airlines, where Pinnacle Airlines operates flights on behalf of the Company and is compensated at specified rates for each completed block hour and cycle, as well as for specified fixed costs based on the size of its fleet. The Company also reimburses Pinnacle Airlines for specified expenses, such as fuel and aviation insurance. The Company continues to control the scheduling, pricing, reservations, ticketing and seat inventories and is entitled to all revenues associated with the operation of Pinnacle Airlines' aircraft under the new ASA. The ASA states that Northwest will provide a target operating margin for Pinnacle Airlines of 14% (with a minimum guaranteed operating margin of 12%) on an annual basis through December 31, 2006, excluding specific items such as amounts exceeding market labor costs, performance incentives and penalties. Beginning in 2007, the block hour and cycle rates will be reset, based on the actual cost structure during 2006. From 2008 to 2011, these rates will increase annually based on increases in the Producer Price Index. In addition, the target annual operating margin will be reset to market, but the new annual operating margin will be no lower than 10% and no higher than 14%. However, the Company will not guarantee a minimum operating margin from 2007 through the remaining initial term of the agreement and any renewal terms.

Excluding the actual results of operations of Pinnacle Airlines, the Company's net income (loss) would have been $(437) million, $247 million and $297 million for 2001, 2000 and 1999, respectively.

The Company intends to use the proceeds from initial public offering for general corporate purposes. The amount and timing of the sale will depend on future market conditions.

NOTE 18—CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following tables present condensed consolidating financial information for: (i) Northwest, the principal indirect subsidiary of NWA Corp., the holding company, (ii) on a combined basis, NWA Corp. and all other subsidiaries of NWA Corp., and (iii) NWA Corp. on a consolidated basis. The principal consolidating adjustment entries eliminate investments in subsidiaries and inter-company balances and transactions.

Condensed Consolidating Statements of Operations for the years ended December 31:

(in millions)	Northwest	Other Subsidiaries	Consolidating Adjustments	NWA Corp. Consolidated
2001:				
Operating revenues	$ 9,445	$ 639	$ (179)	$ 9,905
Operating expenses	10,346	592	(165)	10,773
Operating income (loss)	(901)	47	(14)	(868)
Other income (expense)	150	(1,284)	1,332	198
Loss before income taxes	(751)	(1,237)	1,318	(670)
Income tax expense (benefit)	(267)	20	—	(247)
Net loss	$ (484)	$ (1,257)	$ 1,318	$ (423)
2000:				
Operating revenues	$ 10,844	$ 615	$ (219)	$ 11,240
Operating expenses	10,290	586	(205)	10,671
Operating income	554	29	(14)	569
Other income (expense)	(215)	821	(740)	(134)
Income before income taxes	339	850	(754)	435
Income tax expense	138	41	—	179
Net income	$ 201	$ 809	$ (754)	$ 256
1999:				
Operating revenues	$ 9,790	$ 559	$ (216)	$ 10,133
Operating expenses	9,122	489	(192)	9,419
Operating income	668	70	(24)	714
Other income (expense)	(296)	896	(827)	(227)
Income before income taxes	372	966	(851)	487
Income tax expense	149	38	—	187
Net income	$ 223	$ 928	$ (851)	$ 300

Condensed Consolidating Statements of Cash Flows for the years ended December 31:

(in millions)	Northwest	Other Subsidiaries	Consolidating Adjustments	NWA Corp. Consolidated
2001:				
Net cash flows from operating activities	$ 477	$ 169	$ —	$ 646
Net cash flows from investing activities	(1,291)	569	(8)	(730)
Net cash flows from financing activities	2,627	(732)	8	1,903
Increase in cash and cash equivalents	1,813	6	—	1,819
Cash and cash equivalents at beginning of period	659	34	—	693
Cash and cash equivalents at end of period	$ 2,472	$ 40	$ —	$ 2,512
2000:				
Net cash flows from operating activities	$ 783	$ 110	$ —	$ 893
Net cash flows from investing activities	(540)	(32)	(7)	(579)
Net cash flows from financing activities	(319)	(58)	7	(370)
Increase (decrease) in cash and cash equivalents	(76)	20	—	(56)
Cash and cash equivalents at beginning of period	735	14	—	749
Cash and cash equivalents at end of period	$ 659	$ 34	$ —	$ 693
1999:				
Net cash flows from operating activities	$ 1,057	$ 202	$ —	$ 1,259
Net cash flows from investing activities	(954)	215	(234)	(973)
Net cash flows from financing activities	194	(445)	234	(17)
Increase (decrease) in cash and cash equivalents	297	(28)	—	269
Cash and cash equivalents at beginning of period	438	42	—	480
Cash and cash equivalents at end of period	$ 735	$ 14	$ —	$ 749

Condensed Consolidating Balance Sheets as of December 31, 2001:

(in millions)	Northwest	Other Subsidiaries	Consolidating Adjustments	NWA Corp. Consolidated
ASSETS				
Current Assets				
Cash, cash equivalents and restricted short-term investments	$ 2,538	$ 74	$ —	$ 2,612
Accounts receivable, net	386	126	—	512
Other current assets	519	180	(33)	666
Total current assets	3,443	380	(33)	3,790
Property and Equipment	5,724	342	—	6,066
Flight Equipment Under Capital Leases	543	—	—	543
Other Assets	2,370	2,169	(1,983)	2,556
Total Assets	$ 12,080	$ 2,891	$ (2,016)	$ 12,955
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Air traffic liability	$ 1,212	$ 69	$ (6)	$ 1,275
Accounts payable and other liabilities	2,420	62	(27)	2,455
Current maturities of long-term debt and capital lease obligations	388	28	—	416
Total current liabilities	4,020	159	(33)	4,146
Long-Term Debt and Capital Lease Obligations	4,963	258	—	5,221
Deferred Income Taxes	—	1,005	—	1,005
Other Liabilities	2,315	24	(44)	2,295
Mandatorily Redeemable Preferred Security	492	—	—	492
Preferred Redeemable Stock	—	227	—	227
Common Stockholders' Equity (Deficit)	290	1,218	(1,939)	(431)
Total Liabilities and Stockholders' Equity (Deficit)	$ 12,080	$ 2,891	$ (2,016)	$ 12,955

Condensed Consolidating Balance Sheets as of December 31, 2000:

(in millions)	Northwest	Other Subsidiaries	Consolidating Adjustments	NWA Corp. Consolidated
ASSETS				
Current Assets				
Cash, cash equivalents and restricted short-term investments	$ 670	$ 58	$ —	$ 728
Accounts receivable, net	502	32	—	534
Other current assets	612	184	(44)	752
Total current assets	1,784	274	(44)	2,014
Property and Equipment	5,285	349	—	5,634
Flight Equipment Under Capital Leases	565	—	—	565
Other Assets	1,805	4,992	(4,133)	2,664
Total Assets	$ 9,439	$ 5,615	$ (4,177)	$ 10,877
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Air traffic liability	$ 1,247	$ 68	$ (8)	$ 1,307
Accounts payable and other liabilities	1,920	74	(36)	1,958
Current maturities of long-term debt and capital lease obligations	229	24	—	253
Total current liabilities	3,396	166	(44)	3,518
Long-Term Debt and Capital Lease Obligations	3,259	286	—	3,545
Deferred Income Taxes	—	1,353	—	1,353
Other Liabilities	1,384	114	(58)	1,440
Mandatorily Redeemable Preferred Security	558	—	—	558
Preferred Redeemable Stock	—	232	—	232
Common Stockholders' Equity (Deficit)	842	3,464	(4,075)	231
Total Liabilities and Stockholders' Equity (Deficit)	$ 9,439	$ 5,615	$ (4,177)	$ 10,877

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Northwest Airlines Corporation

We have audited the accompanying consolidated balance sheets of Northwest Airlines Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, common stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northwest Airlines Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Minneapolis, Minnesota
January 16, 2002

Five-Year Summary

Northwest Airlines Corporation	Year Ended December 31				
	2001 [1]	2000	1999	1998 [2]	1997
Statements of Operations *(In millions, except per share data)*					
Operating revenues					
Passenger	$ 8,417	$ 9,653	$ 8,692	$ 7,607	$ 8,822
Cargo	720	857	732	635	792
Other	768	730	709	686	519
	9,905	11,240	10,133	8,928	10,133
Operating expenses	10,773	10,671	9,419	9,119	8,976
Operating income (loss)	(868)	569	714	(191)	1,157
Operating margin	*(8.8)%*	*5.1%*	*7.0 %*	*(2.1)%*	*11.4%*
Income (loss) before extraordinary item	$ (423)	$ 256	$ 300	$ (285)	$ 606
Net income (loss)	$ (423)	$ 256	$ 300	$ (285)	$ 597
Earnings (loss) per common share:					
Basic	$ (5.03)	$ 3.09	$ 3.69	$ (3.48)	$ 5.89 [3]
Diluted	$ (5.03)	$ 2.77	$ 3.26	$ (3.48)	$ 5.29 [3]
Balance Sheets *(In millions)*					
Cash, cash equivalents and unrestricted short-term investments	$ 2,512	$ 693	$ 749	$ 480	$ 1,040
Total assets	12,955	10,877	10,584	10,281	9,336
Long-term debt, including current maturities	5,051	3,242	3,666	4,001	2,069
Long-term obligations under capital leases, including current obligations	586	556	597	655	705
Mandatorily redeemable preferred security of subsidiary	492	558	626	564	486
Preferred redeemable stock	227	232	243	261	1,155
Common stockholders' equity (deficit) [4]	(431)	231	(52)	(477)	(311)
Operating Statistics [5]					
Scheduled service:					
Available seat miles (ASM) (millions)	98,356	103,356	99,446	91,311	96,964
Revenue passenger miles (millions)	73,126	79,128	74,168	66,738	72,031
Passenger load factor	74.3%	76.6%	74.6%	73.1%	74.3%
Revenue passengers (millions)	54.1	58.7	56.1	50.5	54.7
Revenue yield per passenger mile (yield)	11.24¢	12.04¢	11.58¢	11.26¢	12.11¢
Passenger revenue per scheduled ASM	8.36¢	9.21¢	8.64¢	8.23¢	9.00¢
Operating revenue per total ASM [6]	9.17¢	10.01¢	9.44¢	9.12¢	9.76¢
Operating expense per total ASM [6]	9.78¢	9.33¢	8.71¢	9.21¢	8.63¢
Cargo ton miles (millions)	2,161	2,502	2,336	1,958	2,287
Cargo revenue per ton mile	33.28¢	34.25¢	31.31¢	32.41¢	34.57¢
Fuel gallons consumed (millions)	2,029	2,113	2,039	1,877	1,996
Average fuel cost per gallon	79.26¢	82.99¢	53.55¢	53.60¢	64.86¢
Number of operating aircraft at year end	428	424	410	409	405
Full-time equivalent employees at year end	45,708	53,491	51,823	50,565	48,984

(1) 2001 was affected by significantly reduced demand for travel resulting from the September 11, 2001, terrorist attacks. The Company recognized $461 million of grant income from the U.S. government under the Air Transportation Safety and System Stabilization Act, which was recorded as other non-operating income.

(2) 1998 was affected by labor-related disruptions, which included work actions, a 30-day cooling off period, an 18-day cessation of flight operations due to the pilots' strike, a seven-day gradual resumption of flight operations and a rebuilding of traffic demand.

(3) Excludes the effect of the 1997 extraordinary loss ($.10 per basic share and $.08 per diluted share).

(4) No dividends have been paid on common stock for any period presented.

(5) All statistics exclude Pinnacle Airlines.

(6) Excludes the estimated revenues and expenses associated with the operation of Northwest's fleet of 747 freighter aircraft, MLT Inc. and gain/loss on disposition of assets.

Stockholders' Information

Common Stock Prices

	2001		2000	
Quarter	High	Low	High	Low
1st	33.0625	19	24.3125	16.125
2nd	27.75	20.5	36.375	20.6875
3rd	27.63	9.04	39	24.5625
4th	18.71	11.25	31	20.25

No dividends were declared during the years ended 2001 or 2000.

Stock Listing

The Company's Common Stock is quoted on the Nasdaq National Market under symbol NWAC. As of February 28, 2002, the Company had 1,623 stockholders of record.

Registrar and Transfer Agent

Wells Fargo Bank Minnesota, N.A.
Post Office Box 738
South St. Paul, Minnesota 55075-0738
(800) 468-9716

Annual Meeting

The 2002 Annual Meeting of Stockholders will be held at the Equitable Life Building, New York, New York, on Friday, May 3, 2002, at 9:30 a.m.

Independent Auditors

Ernst & Young LLP
1400 Pillsbury Center
200 South Sixth Street
Minneapolis, Minnesota 55402

Financial Information

A copy of the Company's Annual Report on Form 10-K, without exhibits, will be provided without charge by directing inquiries to:

Northwest Airlines Distribution Center
(800) 358-3100
E-mail: nwairlines@generalmarketingservices.com

Direct all other inquiries to:
Investor Relations
Department A4110
2700 Lone Oak Parkway
Eagan, Minnesota 55121-1534
(800) 953-3332
E-mail: invrel@nwa.com


To Fairbanks
To Juneau
To Ketchikan
To Anchorage
To Anchorage
To Honolulu
To Anchorage
To Honolulu
To Honolulu
To Honolulu
To Honolulu
To Honolulu
To Honolulu
To Anchorage
To Fairbanks
Edmonton
Vancouver
Kelowna
Victoria
Bellingham
Port Angeles
Seattle/Tacoma
Wenatchee
Saskatoon
Calgary
Regina
Kalispell/Whitefish/
Columbia Falls
Winnipeg
Spokane
Yakima
Pullman
Lewiston
Walla Walla
Pasco
Portland
Pendleton
Great Falls
Missoula
Helena
Butte
Bozeman
Billings
Minot
Grand Forks
Fargo/Moorhead
Bismarck/
Mandan
Duluth/Superior
Eugene
Redmond/Bend
North Bend
Medford
Klamath Falls
Sun Valley
Boise
Jackson Hole
Idaho Falls
Pocatello
Minneapolis/St. Paul
Wausau/
Stevens Point
Traverse City
Eureka
Redding
Rapid City
Rochester
Green Bay
Appleton
Saginaw/Bay City/Midland
La Crosse
Grand Rapids
Lansing
Flint
Madison
Milwaukee
Detroit
Sioux Falls
Kalamazoo/Battle Creek
Toledo
Sioux City
Cedar Rapids
Chicago (O'Hare)
South Bend
Lincoln
Omaha
Des Moines
Chicago (Midway)
Fort Wayne
Salt Lake City
Moline
Akron/Can
Reno
Sacramento
Columbus
Steamboat Springs (Hayden)
San Francisco
Oakland
San Jose
Fresno
Vail (Eagle)
Denver
Indianapolis
Dayton
Aspen
Cincinnati
Colorado Springs
Kansas City
Louisville
Montrose
St. Louis
Evansville
Lexington
Wichita
Las Vegas
Springfield/Branson
Nashville
Burbank
Los Angeles
Ontario
Orange County
Palm Springs
Tulsa
Fayetteville
Knoxville
Memphis
Chattanooga
Albuquerque
Oklahoma City
Huntsville
Phoenix
Little Rock
San Diego
Atlanta
Birmingham
Amarillo
Tucson
Dallas (Love Field)
Dallas/Fort Worth
Shreveport
Montgomery
Lubbock
El Paso
Jackson
Midland/Odessa
Baton Rouge
Gulfport
Mobile
Fort Walton Beach
Pensacola
Lafayette
Austin
Houston
(Intercontinental)
New Orleans
San Antonio
Tampa/St. Peter
Sarasota/Brad
Chihuahua
Corpus Christi
McAllen
Harlingen
Brownsville
Torreon
Monterrey
Saltillo
La Paz
Mazatlan
Cabo San Lucas/
Los Cabos
Zacatecas
Aguascalientes
San Luis Potosi
Tampico
Cancun
Merida
Cozumel
Puerto Vallarta
Leon/Guanajuato
Guadalajara
Mexico City
Manzanillo
Veracruz
Belize City
Ixtapa/Zihuatanejo
Acapulco
San Pedro Sula
Guatamala City
Tegucigalpa
San Salvador
Managua
Lihue
Honolulu
Molokai
Kahului
Lanai City
To
Pago Pago
To
Papeete
Kona
Hilo
Hawaiian Airlines
Barrow
Prudhoe Bay
Kotzebue
Fairbanks
Nome
Bethel
Anchorage
Cordova
Dillingham
Yakutat
Juneau
King
Salmon
Kodiak
Glacier Bay/
Gustavus
Sitka
Petersburg
Wrangell
Ketchikan
Dutch Harbor
To
Los Angeles
To
Portland
To Seattle
Alaska Airlines
Havre
Williston
Kalispell
Glasgow
Wolf Point
Sidney
Missoula
Great Falls
Glendive
Helena
Lewistown
Miles City
Bismarck
Billings
Big Sky Airlines
Northwest Airlines
Continental Airlines
Alaska Airlines and Horizon Air

Northwest Airlines and Partners North American Route System



by
Bergen
Stavanger
Sandefjord
Gothenburg
dam
Bremen
Hamburg
Berlin (Tegel)
Hanover
Frankfurt
Prague
Luxembourg
Vienna
Stuttgart
rs (Orly)
Munich
Geneva
Venice
Lyon
Turin
Nice
Bologna



Transavia Airlines, Air Alps, Swisswings, and Malev
Amsterdam
Rotterdam
Budapest
To Sharjah and Kathmandu
Linz
Salzburg
Berne
Innsbruck
Chambery
Milan (Linate)
Pisa
Porto
Naples
Thessaloniki
Seville
Palma
Faro
Alicante
Catania
Rhodes
Heraklion
Casablanca
Funchal
Tenerife
Gran Canaria Las Palmas
Transavia Airlines
Air Alps
Swisswings
Malev



Japan Air System
Memanbetsu
Asahikawa
Kushiro
Sapporo
Obihiro
Aomori
Misawa
Akita
Morioka
To Seoul
Yamagata
Sendai
Niigata
To Xi'an
Komatsu
To Kunming
Matsumoto
Izumo
Osaka
Tokyo
Nagoya
Hiroshima
To Guangzhou
Kita Kyushu
Okayama
Fukuoka
Takamatsu
To Hong Kong
Saga
Oita
Kochi
Tokushima
Kumamoto
Nankishirahama
Nagasaki
Miyazaki
Matsuyama
Kagoshima
To Tokunoshima
To Amami O Shima
To Okinawa



Helsinki
St. Petersburg
Stockholm
hagen
Moscow
Warsaw
Kiev
rague
ienna
Budapest
Bucharest
Istanbul
Almaty
Athens
Beirut
Tehran
Damascus
Tel Aviv
Amman
Cairo
Kuwait
Dhahran
Ad Dammam
Bahrain
Dubai
Doha
Abu Dhabi
Muscat
Karachi
Delhi
Calcutta
Jeddah
Mumbai
Khartoum
Addis Ababa
Lokichoggio
Eldoret
Kisumu
Entebbi
Nairobi
Lamu
Malindi
Kigali
Bujumbura
Kilimanjaro
Mombasa
Zanzibar
Seychelles
Dar es Salaam
Lilongwe
Lusaka
Harare
Johannesburg
pe Town
Beijing
Shenyang
Sapporo
Dalian
Seoul
Qingdao
Xi'an
Osaka
Tokyo
Pussan
Nagoya
Fukuoka
Chengdu
Chongqing
Wuhan
Nanjing
Shanghai
Okinawa
Kunming
Changsha
Fuzhou
Xiamen
Taipei
Guilin
Guangzhou
Shenzhen
Kaohsiung
Hong Kong
Bangkok
Manila
Saipan
Guam
Kuala Lumpur
Singapore
To Auckland
Perth
Brisbane
Adelaide
Sydney
Melbourne
To Amsterdam
Langkawi
Alor Setar
Penang
Medan
Ipoh
Kuala Lumpur
To Bangkok
Kota Bharu
Kuala Terengganu
Kuantan
To Hanoi
To Ho Chi Minh City
Kota Kinabalu
Kudat
Sandakan
Labuan
Lawas
Tomanggong
Lahad Datu
Miri
Limbang
Semporna
Marudi
Tawau
Mulu
Mukah
Bakalalan
Bintulu
Bario
Sibu
Belaga
Kuching
Layang-Layang
Johor Bahru
Singapore
To Tokyo
To Osaka
To Nagoya
Pekanbaru
Pontianak
Padang
Balikpapan
Palembang
Banjarmasin
Ujung Pandang
Garuda Indonesia
Malaysia Airlines
Jakarta
Semarang
Surabaya
Yogyakarta
Solo City
Denpasar
To Aukland
To Brisbane
To Perth
To Adelaide
To Melbourne
To Darwin
To Sydney
Garuda Indonesia and additional service operated by Malaysia Airlines
(WorldPerks Partners)



Québec City
Halifax
Montréal
Ottawa
Burlington
Portland
Manchester
Boston
Martha's Vineyard
Nantucket
Toronto
Syracuse
Albany
Providence
Rochester
Hartford/Springfield
Westchester/White Plains
Elmira
Islip
Erie
New York (Newark)
New York (La Guardia)
New York (JFK)
Cleveland
Allentown
Philadelphia
Pittsburgh
Harrisburg/Lancaster/York
Baltimore
Washington, D.C. (National)
Washington, D.C. (Dulles)
Charleston
Richmond
Norfolk
Greensboro
Raleigh/Durham
Charlotte
Greenville/Spartanburg
Columbia
Myrtle Beach
Charleston
Savannah
Jacksonville
Orlando
West Palm Beach
Fort Myers
Fort Lauderdale
Miami
Freeport
Nassau
Bermuda
Providenciales
Puerto Plata
Punta Cuna
Santo Domingo
San Juan
St. Thomas
St. Maarten
Antigua
To Aruba
To St. Lucia
Grand Cayman
Montego Bay
To Caracas
San Jose
Panama City
Mesaba Aviation
(Northwest Airlink)
Regina
Winnipeg
Kenora
International Falls
Thunder Bay
Thief River Falls
Hibbing
Ely
Grand Forks
Bemidji
Houghton/Hancock
Duluth
Grand Rapids
Marquette
Sault Ste Marie
Bismarck
Fargo/Moorhead
Rhinelander
Pellston/Mackinac Island
Ottawa
Montréal
Brainerd
Wausau/Stevens Point
Green Bay
Alpena
Portland
Aberdeen
St. Cloud
Eau Claire
Traverse City
Saginaw/Bay City/Midland
Watertown
Minneapolis/St. Paul
La Crosse
Appleton
Flint
Rochester
Pierre
Sioux Falls
Mason City
Rochester
Madison
Muskegon
Grand Rapids
Lansing
London
Buffalo
Binghamton
Kalamazoo/Battle Creek
Detroit
Erie
Elmira
Westchester County/White Plains
Sioux City
Dubuque
Waterloo
South Bend
Toledo
Cleveland
Allentown
Fort Dodge
Cedar Rapids
Bloomington
Fort Wayne
Akron/Canton
Youngstown
State College
Des Moines
Moline/Quad Cities
Peoria
Champaign/Urbana
Lafayette
Columbus
Pittsburgh
Harrisburg/Lancaster/York
Omaha
Lincoln
Dayton
To Aspen
To Aspen
St. Louis
Cincinnati
Charleston
Charlottesville
Evansville
Louisville
Lexington
Roanoke
Bristol/Kingsport/Johnson City
Greensboro
Raleigh/Durham
Nashville
Charlotte
Tulsa
Fayetteville
Memphis
Knoxville
Huntsville
Birmingham
To Baton Rouge
To Gulfport
To Jackson
Express Airlines
(Northwest Airlink)
Wausau/Stevens Point
Green Bay
Minneapolis/St. Paul
Traverse City
Appleton
Burlington
Flint
Buffalo
Elmira
Madison
Lansing
Detroit
Erie
Sioux Falls
Kalamazoo/Battle Creek
Sioux City
South Bend
Toledo
Akron/Canton
Cedar Rapids
Fort Wayne
Harrisburg/Lancaster/York
Des Moines
Lafayette
Omaha
Moline/Quad Cities
Columbus
Lincoln
Springfield
Dayton
Cincinnati
Louisville
Lexington
Evansville
Joplin
Paducah
Wichita
Springfield/Branson
Knoxville
Geenville/Spartanburg
Tulsa
Memphis
Chattanooga
Fort Smith
Huntsville
Muscle Shoals
Little Rock
Greenville
Tupelo
Columbus
Charleston
Shreveport
Montgomery
Savannah
Monroe
Alexandria
Laurel/Hattiesburg
Tallahassee
Jacksonville
Baton Rouge
Mobile
Pensacola
Lafayette
Panama City
Continental Express
Ottawa
Montréal
To Québec City
To Halifax
Burlington
Portland
Manchester
Toronto
Syracuse
Albany
Boston
Minneapolis/St. Paul
Rochester
Providence
Grand Rapids
Detroit
Buffalo/Niagara Falls
Westchester/White Plains
Hartford/Springfield
Madison
Milwaukee
Cleveland
New York (Newark)
New York (La Guardia)
Allentown
Long Island (MacArthur)
Chicago (O'Hare)
Chicago (Midway)
Harrisburg
New York (JFK)
Pittsburgh
Philadelphia
Omaha
Columbus
Baltimore
Indianapolis
Dayton
Washington, D.C. (National)
Kansas City
St. Louis
Cincinnati
Charleston
Richmond
Washington, D.C. (Dulles)
Durango
Louisville
Lexington
Norfolk
Wichita
Greensboro
Raleigh/Durham
Nashville
Knoxville
Tulsa
Memphis
Asheville
Charlotte
Greenville/Spartanburg
Oklahoma City
Huntsville
Myrtle Beach
Little Rock
Columbia
Atlanta
Charleston
Amarillo
Dallas (Love Field)
Birmingham
Savannah
Shreveport
Monroe
El Paso
Lubbock
Dallas/Fort Worth
Jackson
Jacksonville
College Station
Alexandria
Baton Rouge
Mobile
Midland/Odessa
Killeen
Lafayette
Pensacola
Austin
Beaumont
Lake Charles
Gulfport
New Orleans
Houston (Intercontinental)
Victoria
Houston (Ellington)
To:
Aguascalientes, Brownsville, Chihuahua, Corpus Christi, Harlingen, Ixtapa/Zihuatanejo, Laredo, Mazatlan, Monterrey, Saltillo, San Luis Potosi, Tampico, Torreon, Veracruz, and Zacatecas



st Airlines
Las Vegas
es
Phoenix
American Eagle
Monterey
Fresno
San Luis Obispo
Santa Barbara
Los Angeles
Palm Springs
San Diego
Quebec
Bangor
Portland
Toronto
Syracuse
Albany
Boston
Islip
KLM uk
Aberdeen
Glasgow
Edinburgh
Newcastle
Teesside
Leeds/Bradford
Humberside
Manchester
Amsterdam
Birmingham
Norwich
London (Stansted)
London (City)
Additional service operated
KLM, KLM cityhopper
and KLM exel
Rotterdam
Dusseldorf
Eindhoven
(Stansted) London
(Heathrow) London
Cardiff/Wales
Bristol
Antwerp
Brussels
Maastricht/Aachen
Cologne
(Chs. de Gaulle) Paris
Amster
Pa
Toulouse
Edmonton
Saskatoon
Calgary
Regina
Winnipeg
Minneapolis/St. Paul
Detroit
Chicago
Cleveland
Newark
Cincinnati
Washington, D.C.
Memphis
Atlanta
Houston
Ottawa
Québec City
Montréal
Toronto
Halifax
Boston
New York (La Guardia)
New York (JFK)
Bermuda
Angeles
Phoenix
San Diego
Chihuahua
Torreon
Monterrey
Saltillo
San Luis Potosi
o San Lucas/Los Cabos
Mazatlan
Aguascalientes
Puerto Vallarta
Guadalajra
Leon
Ixtapa/Zihuatanejo
Mexico City
Tampico
Acapulco
Veracruz
Merida
Cancun
Cozumel
Tampa
Orlando
Miami
Nassau
Grand Cayman
Belize City
San Pedro Sula
Tegucigalpa
Guatemala City
San Salvador
Managua
Liberia
San Jose
Panama City
Montego Bay
Puerto Plata
Punta Cana
Santo Domingo
San Juan
St. Thomas
St. Maarten
Antigua
Curacao
Aruba
Bonaire
Caracas
Bogota
Quito
Guayaquil
Lima
Paramaribo
Sao Paolo
Rio de Janeiro
Oslo
Copen
Amsterdam
London
Frankfurt
Paris
Geneva
Lyon
Milan
Toulouse
Nice
Rome
Madrid
Barcelona
Lisbon
Kano
Abidjan
Accra
Lagos
Douala
Yaoun
Kinsha
Cap
To Orlando
To Miami
ner)
Havana
Cancun
Port Au Prince
San Juan
Santo Domingo
ala City
San Salvador
Managua
San Jose
Barranquilla
Cartagena
Caracas
Panama City
Medellin
Bogota
Cali
Quito
Guayaquil
Parintins
To iago
To Buenos Aires
To Lima
To Sao Paolo
To Srinagar
To Jammu
Chandigarh
Delhi
Lucknow
Jaipur
Varanasi
Udaipur
Khajuraho
Gauahati
Jorhat
Bagdogra
Imphal
Bhuj
Ahmedabad
Vadodara
Indore
Rajkot
Bhavnagar
Porbandar
Calcutta
Keshod
Diu
Aurangabad
Mumbai
Poona
Vishakhapatnam
Hyderabad
Mangalore
Bangalore
Tirupati
Goa
Chennai (Madras)
Kozhikode
Coimbatore
Port Blair
Madurai
Cochin
Thiruvananthapuram
Jet Airways
(WorldPerks Partner)


Cebu Pacific Air
(WorldPerks Partner)
Manila
Kalibo
Roxas
Tacloban
Iloilo
Bacolod
Cebu
Dumaguente
Cagayan de Oro
Davao
Zamboanga


Saipan
Tinian
Rota
Guam
Pacific Island Aviation
(Northwest Airlink)


Sapporo
Seoul
Niigata
Osaka
Tokyo
Okayama
Nagoya
Fukuoka
Sendai
Taipei
Hong Kong
To Honolulu
Manila
Saipan
Johnston
Guam
Truk
Kwajalein
Pohnpei
Majuro
Kosrae
Yap
Koror
To Denpasar
To Cairns
Continental Micronesia
(WorldPerks Partner)


San Francisco


Fairbanks
Anchorage
Vancouver
Seattle
San Francisco
Shenyang
Beijing
Sapporo
Dalian
Xi'an
Qingdao
Seoul
Osaka
Tokyo
Pussan
Nagoya
Fukuoka
Chengdu
Chongqing
Wuhan
Nanjing
Shanghai
Okinawa
Kunming
Changsha
Fuzhou
Guilin
Xiamen
Taipei
Guangzhou
Shenzhen
Kaohsiung
Hong Kong
Honolulu
Bangkok
Manila
Saipan
Guam
Kuala Lumpur
Singapore
Brisbane
Perth
Sydney
Adelaide
Melbourne
Auckland
International Route System
Northwest Airlines
Northwest Airlines Cargo
KLM Royal Dutch Airlines
Continental Airlines
Air China
Japan Air System
Kenya Airways (WorldPerks Partner)
Malaysia Airlines (WorldPerks Partner)
Japan Airlines Cargo


Gulfstream International Airlines
Daytona Beach
Orlando
Melbourne
Tampa
Sarasota
West Palm Beach
Treasure Cay
Fort Lauderdale
Marsh Harbour
Fort Myers
Freeport
North Eleuthera
Miami
Nassau
Key West


Mexico City
To Los Angeles

NORTHWEST AIRLINES®

Northwest Airlines Corporation
5101 Northwest Drive
St. Paul, MN 55111-3034
www.nwa.com

©2002 Northwest Airlines Corporation

FI0045